As filed with the Securities and Exchange Commission on December 19, 2007
Registration No. 333- ____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FUTUREIT, INC.
(Name of small business issuer in its charter)

Delaware	7372	98-0517683
(State or other jurisdiction of incorporation	(Primary Standard Industrial	(I.R.S. Employer Identification
or organization)	Classification Code Number )	No.)

4 Hamelacha Street
North Industrial Area, Lod, Israel
Tel: (972)(8)920-8070

(Address and telephone number of Registrant's principal executive offices and principal place of business)

Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, Delaware 19715
Tel. (302) 738-6680
(Name, address and telephone number of agent for service)

Copies of Communications to:

Steven J. Glusband, Esq.	Ariel Ben-Hur, Adv.
Karmit Galili, Esq.
Carter, Ledyard & Milburn	Efrati Galili & Co., Law Offices
2 Wall Street	6 Wissotsky Street
New York, NY 10005	Tel Aviv, Israel 62338
Tel: (212) 238-8605	Tel: (972)(3) 545-2020
Fax: (212) 732-3232	Fax: (972)(3) 604-0111

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective as determined by market conditions and other factors.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

4If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Ordinary Share) (1)	Proposed maximum aggregate offering price	Amount of registration fee

Common stock, $0.0001, par
value	8,340,000	$0.50	$4,170,000	$128.02

Common stock, $0.0001, par
value (2)	2,494,800	$0.50	$1,247,400	$38.30

Common stock, $0.0001, par
value (3)	597,220	$0.50	$298,610	$9.17

(1) Offering price computed in accordance with Rule 457(c). The price of $0.50 is a fixed price at which the selling stockholders identified herein may sell their shares until the Registrant’s common stock is quoted on the OTC Bulletin Board, at which time the shares may be sold at prevailing market prices or privately negotiated prices.

(2) Represents shares of Common Stock underlying warrants that are exercisable at a price of $0.50 per share.

(3) Represents shares of Common Stock underlying warrants that are exercisable at a price of $0.30 per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, Dated December 19, 2007

PROSPECTUS

11,432,020 SHARES

FutureIT, Inc.

COMMON STOCK

        This prospectus relates to up to 11,432,020 shares of common stock, par value $0.0001 per share, of FutureIT, Inc. that the selling stockholders named in this prospectus or their transferees may offer from time to time. Of the shares of common stock offered hereby: (i) 8,340,000 shares were issued to the selling stockholders; and (ii) up to 3,092,020 shares are issuable upon exercise of warrants. Such shares and warrants were issued to the selling stockholders pursuant to: (i) a bridge loan agreement dated January 26, 2007, or the Bridge Loan, (ii) a private placement of securities that we completed in December 11, 2007, or the Private Placement, and (iii) to the placement agent, advisors and consultants that were employed in connection with the Bridge Loan and the Private Placement. The registration of the shares of common stock does not necessarily mean that the selling stockholders or their transferees will offer or sell their shares. Prior to this offering there has been no public market for our common stock and no assurance can be given that a public market will commence or be sustained.

        We are not offering or selling any of our shares of common stock pursuant to this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock offered by this prospectus. We will bear all expenses in connection with the preparation of this prospectus.

        Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is       , 2007.

        Unless the context otherwise requires, references in this prospectus to “the company,” “our company,” “we,” “our” and “us” means FutureIT, Inc. and its subsidiaries, Future I.T. Ltd. (90% owned) and Future IT Software Limited (100% owned). The term “NIS” refers to new Israeli shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

        You should rely only on the information contained in this prospectus and in any free writing prospectus which we file with the Securities and Exchange Commission. We have not authorized anyone to provide you with information different from that contained in this prospectus or such free writing prospectus, if any. Any offers to sell common stock will be made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

        Unless otherwise indicated, U.S. dollar translations of the NIS amounts presented in this prospectus are translated using the rate of NIS to $1.00, the representative rate of exchange as of September 30, 2007 as published by the Bank of Israel. In reading this prospectus, you should note that currency fluctuations may positively or negatively affect the presentation of our operating expenses and net income in U.S. dollars depending on increases or decreases of the U.S. dollar conversion amounts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosure about Market Risk – Effects of Currency Fluctuations.”

i

Prospectus Summary

        This summary highlights information contained in other parts of this prospectus and provides an overview of the material aspects of this offering. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” beginning on page 4, our financial statements and the related notes included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

FutureIT, Inc.

        We are engaged in the development, marketing, sale and support of software products that provide easy-to-use comprehensive database management and monitoring solutions for both small and medium sized enterprises, or SMEs, and larger enterprises, running different Microsoft Structured Query Language, or SQL servers, versions 2000 and 2005, as well as Microsoft SQL Server Desktop Engine, or MSDE and SQL Express.

        Future I.T. Ltd., our 90% owned Israeli subsidiary, which we acquired in February 2007, or Future I.T. Ltd., began selling products in December 2005 and had revenues of approximately $160,000 in the fiscal year ended December 31, 2006 and approximately $107,000 in the nine months ended September 30, 2007. We also have a wholly-owned subsidiary in the United Kingdom, Future IT Software Limited, that serves as a marketing subsidiary. To date we have sold more than 400 units of our EZ Manage SQL, in both the standard edition version (designed for small to medium size clients) and the enterprise edition version (designed for larger enterprises or more sophisticated users). We market our products through our subsidiaries and through distributors and resellers globally. We currently have approximately 45 resellers in more than 17 countries. To date revenues have been generated almost exclusively from Israel. A significant percentage of our sales to date have been made through direct sales of our Israeli subsidiary.

        Our strategy is to position ourselves as a leading software provider to SMEs as well as to larger corporations and organizations, of accessible and simple to use information technology, or IT, management solutions for the Microsoft SQL server environment. This includes solutions for administration, maintenance, monitoring and backup for Microsoft SQL Server and other Windows servers based components.

        We were incorporated in the State of Delaware on October 26, 2006 under the name “FutureIT, Inc.” On January 8, 2007 we entered into an option agreement with Future I.T. Ltd., an Israeli company then held 98% by Mr. Omer Nimrod, and 2% by Shamad Orlan Ltd. Mr. Omer Nirhod is our president and director, and the controlling shareholder of DataSafe Group Ltd., our controlling shareholder, or DataSafe. Shamad Orlan Ltd., or Shamad, is an Israeli company controlled by Shmuel Bachar, the chairman of our Board of Directors. Pursuant to the agreement, Future I.T. Ltd. issued to us shares constituting 90% of its issued and outstanding share capital. In consideration we provided Future I.T. Ltd. with guarantees for all of the debt incurred by it in the ordinary course of its business. The agreement also provides an option exercisable until January 8, 2008 to purchase the remaining 10% of the shares of Future I.T. Ltd. for additional consideration of $100,000. Our principal executive offices are located in 4 Hamelacha Street, North Industrial Area, Lod, Israel, Tel: (972)(8)920-8070.

January 2007 Bridge Loan

        In reliance upon an exemption from registration provided by Rule 505 and Regulation S under the Securities Act, in January and February 2007, we issued secured promissory notes and shares of common stock to U.S. accredited investors and to foreign investors. The aggregate principal amount of the promissory notes sold was approximately $400,000. The promissory notes bear interest at an annual rate of 10%. Such interest is calculated monthly on the basis of a 365 day year and is paid in quarterly installments on each April 30, July 31, October 31 and January 31 (or the next succeeding business day) and the maturity date of the notes. In the event of default under the promissory notes the interest will automatically increase to 18% per annum or the maximum rate allowed by applicable law, whichever is less. The principal amount of the notes and any accrued and unpaid interest shall become due and payable on the sooner to occur of (i) within three (3) business days following the receipt by us of funds from Private Placements or a public offering of shares of our common stock in which the we raise a minimum aggregate sum of $1,500,000, or (ii) January 26, 2008. The Bridge Loan is secured by a security interest on all of our assets. In addition, for each approximately $25,000 in principal loaned to us, we issued to the investors 90,000 shares of our common stock and in the aggregate 1,440,000 shares of our common stock were issued to the investors. The par value of the shares of common stock issued to each holder ($0.0001 per share) was deducted by the Company from the promissory notes (and the principal amount of the promissory notes was reduced accordingly) and attributed to the shares of common stock so that all the shares issued to the purchasers of the promissory notes were fully paid-up and nonassesable. The Company recorded a discount of $186,251 to reflect the value of the shares of common stock that were issued to the purchasers of the promissory notes and is amortizing this amount through the maturity date of the promissory notes. An aggregate of $124,263 was amortized through September 30, 2007. An aggregate of $75,000 of the promissory notes and 270,000 shares of common stock were sold to directors and officers of our company, their family members or companies controlled by them.

        Six investors who participated in the Bridge Loan elected to invest in the Private Placement, paying the difference between the purchase price in the Private Placement and the principal amount of the promissory notes held by them. Following the investment of the six investors in the Private Placement, the aggregate principal amount of the Bridge Loan was reduced by approximately $175,000.

Private Placement of Shares of Common Stock and Warrants

        In reliance upon exemptions from registration provided by Rule 505 and Regulation S under the Securities Act, we sold 5,400,000 shares of our common stock to U.S. accredited investors and foreign investors, as such terms are defined under the Securities Act. The purchase price per share of common stock was $0.30 per share. We also granted the investors a right to purchase up to an aggregate of 2,494,800 additional shares of common stock at $0.50 per share issuable upon the exercise of warrants, exercisable until the earlier of (a) 5:00 p.m. Eastern Time thirty months following the date of this prospectus, or (b) upon (i) consummation of a registered public offering of common stock (i) at an equity value of not less than $0.65 per share yielding net proceeds to us of not less than one million dollars and (ii) following which the common stock is listed on a U.S. national exchange; or (ii) merger of our company into a third party or (iii) acquisition of all or substantially all of our assets.

        In connection with the Private Placement, we issued to the placement agents, advisors and consultants an aggregate of 1,500,000 shares of common stock and warrants to purchase up to 597,220 shares of common stock exercisable at $0.30 per share. The warrants issued to the placement agents, advisors and consultants have the same exercise period as the warrants issued to the investors in the Private Placement.

        We are filing this prospectus, at our expense, as required by the registration rights agreement among us and the selling stockholders. We will not receive any proceeds from the resale of the common stock offered hereby by the selling stockholders. We may receive up to 1,426,566 proceeds from the exercise of the warrants, if and when they are exercised.

The Offering

Securities Offered	11,432,000 shares of common stock, including 8,340,000 shares of common stock that were issued to the selling shareholders and up to 3,092,020 shares issuable upon exercise of outstanding warrants.

Use of Proceeds	We will not receive any proceeds from the sale of the shares offered hereby. We will, however, receive the proceeds from the exercise of exercisable warrants, if and when they are exercised.

Common Stock outstanding	23,840,000 shares.

Risk Factors	Prospective investors should carefully consider the Risk Factors beginning on Page 5 before buying the common stock offered hereby.

Risk Factors

        This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

We have a limited operating history and limited historical financial information upon which you may evaluate our performance.

        You should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages of development. We may not successfully address these risks and uncertainties or successfully implement our existing and new products and services. If we fail to do so, it could materially harm our business and impair the value of our common stock. Even if we accomplish these objectives, we may not generate positive cash flows or profits we anticipate in the future. We were incorporated in October 2006. On January 8, 2007 we entered into an option agreement with Future I.T. Ltd. Pursuant to the agreement, Future I.T. Ltd. issued to us shares constituting 90% of its issued and outstanding share capital. In consideration we provided Future I.T. Ltd. with guarantees for all of the debt incurred by it in the ordinary course of its business. The agreement also provides an option exercisable until January 8, 2008 to purchase the remaining 10% of the shares of Future I.T. Ltd. for additional consideration of $100,000.

        As of September 30, 2007, we had long term debt of $1,054,000 including $458,000 of bank debt and $596,000 of long term debt owed to DataSafe. As of September 30, 2007, we had a short term debt of approximately $341,000 resulting from the Bridge Loan (please see note 1b. of our Financial Statements), which following the investment in the Private Placement, was reduced to approximately $192,000, and debt to suppliers and others of approximately $385,000. Unanticipated problems, expenses and delays are frequently encountered in establishing a new business and developing new products and services. These include, but are not limited to, inadequate funding, lack of consumer acceptance, competition, product development, and inadequate sales and marketing. Our failure to meet any of these conditions would have a materially adverse effect upon us and may force us to reduce or curtail operations. No assurance can be given that we can or will ever operate profitably.

We have incurred losses since inception and we may be unable to achieve profitability or generate positive cash flow.

        We incurred aggregate net losses of approximately $2,469,000 since our inception, and we may be unable to achieve profitability in the future. If we continue to incur losses in future periods, we may be unable to implement our business plan described herein, including the following:

—	increase the number of products we distribute

—	increase our sales and marketing activities, including the number of our sales personnel;

—	acquire additional businesses.

        As of December 31, 2006 and September 30, 2007, we had an accumulated deficit of approximately $1,166,000 and $1,779,000, respectively. We may not achieve profitability if our revenues increase more slowly than we expect, or if operating expenses exceed our expectations or cannot be adjusted to compensate for lower than expected revenues. If we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis. Any of the factors discussed above could cause our stock price to decline, if and when our common stock is approved for trading, of which there is no assurance.

We may not be able to obtain necessary future financings and our inability to obtain sufficient capital on acceptable terms would materially impact our future operating results and viability.

        We anticipate that our existing capital resources as well as the proceeds which we received in the Private Placement will be adequate to satisfy our working capital and capital expenditure requirements until at least December 2008, but we may need to raise additional funds in the future for a number of uses, including:

—	implementing marketing and sales activities for our products and services;

—	expanding research and development programs;

—	repaying our outstanding debts;

—	meeting any shortfall arising from an unexpected deviation from our budget;

—	expanding investment in fixed assets; and

—	hiring additional qualified personnel.

        We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

—	develop new products;

—	enhance our existing products;

—	remain current with evolving industry standards;

—	take advantage of future opportunities; or

—	respond to competitive pressures or unanticipated requirements.

        Any equity or debt financings, if available at all, may cause dilution to our then-existing shareholders. If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our common stock would decrease and the percentage ownership of then current shareholders would be diluted.

We may not be able to sustain our current independent software vendor royalties agreement with Microsoft and the termination of our independent software vendor agreement could seriously harm our business and result in reduced revenues and income.

        In March 2006 we entered into an independent software vendor, or ISV, agreement with Microsoft for a period of two years whereby we are permitted to sell certain Microsoft software products (that we purchase at reduced prices) together with our products, thus increasing the attractiveness of our products to potential customers and our profits from these sales. If Microsoft does not renew our agreement or significantly reduces the discount at which we purchase Microsoft products under the agreement, revenues from the sale of our products and our profitability may be adversely affected.

We may not accurately anticipate the timing of the market needs for our products and develop such products at the appropriate times, which could harm our operating results and financial condition.

        Accurately forecasting and meeting our customers’ requirements is critical to the success of our business. Forecasting to meet customers’ needs is particularly difficult in connection with newer products and products under development. Our ability to meet customer demand depends on our ability to configure our product applications to the complex architecture that our customers have developed, the availability of components and other materials and the ability of our contract manufacturers to scale their production of our products. Our ability to meet customer requirements depends on our ability to obtain sufficient volumes of these components and materials in a timely fashion. If we fail to meet customers’ supply expectations, our net revenues will be adversely affected, and we will likely lose business.

The failure to develop additional distribution channels to market and sell our products will impact the viability of our company.

        The majority of our sales to date have been direct sales to companies in Israel. Although we have executed agreements with various distributors and resellers in 17 countries, these channels have not yet generated significant revenues. Although we intend to broaden our base of distributors and resellers, these parties as well as our existing distributors and resellers may not succeed in marketing our products to their customers.

Since many of our target clients have limited resources, we may lose customers to low cost competitors or experience a high level of non-collectible accounts, which would negatively affect our operating results.

        We intend to concentrate on serving SMEs. This target market contains many businesses that may not be successful. Moreover, we believe a significant portion of this target market is highly sensitive to price, and sales may be lost to low-cost competitors. Additionally, if a customer becomes dissatisfied with our products, cancellation, non-payment, or non-renewal becomes more likely.

We rely on distributors and resellers to market our products and if we are unable to collect the proceeds from sales made by them, our future revenues and profitability will be adversely affected.

        As our goal is to expand the sale of our products internationally, we will need to market and sell our products through companies that function as distributors and resellers. By relying upon such companies we may face a risk of inability to collect the proceeds received by them. We may face obstacles to collect the payments to which we are entitled from those companies. Such obstacles may lead to further spending on litigation and may result in loss of profit. This loss of profit may result in curtailing our marketing, sales, research and development activities and by that fact we may not achieve our financial goals.

We may not effectively execute our strategy and as a result, competitors may seize the market opportunity and our future revenues and profitability will be adversely affected.

        If we fail to execute our server management strategy in a timely or effective manner, our competitors may be able to seize the opportunity we have identified to address the server management needs of SMEs. Our business strategy is complex and requires that we successfully and simultaneously complete many tasks, and the failure to complete any one of these may jeopardize our strategy as a whole. In order to be successful, we will need to:

—	market our services and build our brand name effectively;

—	develop new products and services;

—	enhance the efficiency of our infrastructure to accommodate additional customers;

—	expand our customer base; respond to competitive developments; and

—	attract, retain and motivate qualified personnel.

        If we are unable to execute our strategy, our revenues and profitability would be adversely affected.

We may face intense competition and may not be able to operate profitably in our markets.

        The server management markets for SMEs may become highly competitive, which could hinder our ability to successfully market our products and services. We may not have the resources, expertise or other competitive factors to compete successfully in the future. There are no substantial barriers to entry and we expect to face additional competition from existing competitors and new market entrants in the future. Many of our competitors have greater name recognition and more established relationships in the industry than us. As a result, these competitors may be able to:

—	develop and expand their products and service offerings more rapidly;

—	adapt to new or emerging technologies and changes in customer requirements more quickly;

—	take advantage of acquisition and other opportunities more readily; and,

—	devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can.

        Current and potential competitors in the market include companies that develop and sell products directed to database administrators; and large IT firms that provide interdisciplinary and wide array of products and services pertaining to IT. These competitors may operate in one or more of these areas and include companies such as Quest Software Inc., Red Gate Software Limited, Microsoft Corporations and Idera, a division of BBS Technologies, Inc. Furthermore, Microsoft currently provides without charge to its SQL server clients a software product which is intended to manage and maintain the server. We will face a more competitive environment if Microsoft upgrades its product to provide more features and this will pose substantial competition to our product solutions. If we are unable to remain competitive and provide value to our potential customers, revenues would be negatively affected as would our operating results.

We are reliant on DataSafe for various administrative and software development services and if our relationship with DataSafe is terminated or reduced in scope, our costs may be significantly higher and our operations and profitability would be adversely affected.

        Our principal operations were acquired from DataSafe, the owner of approximately 65% of our outstanding shares of common stock, and almost all our software development was carried out by DataSafe or its subsidiaries. We are currently dependent on DataSafe for various ongoing services, such as accounting, secretarial and other general services. In addition, DataSafe has provided us with loans and guarantees required to secure bank financing. In the event that DataSafe terminates any of these services, we believe that we will be able to secure these services from other third party suppliers to perform the required activities internally, however, the cost to us may be significantly higher and this may have a material adverse effect on our operations and profitability. See “Certain Transactions – Related Party Transactions”.

Our ability to successfully market our products and services could be substantially impaired if we cannot deploy new products or if our new products prove to be unreliable, defective or incompatible.

        We may experience difficulties that could delay or prevent the successful development, introduction or marketing of database administration software in the future. If any newly introduced products suffer from reliability, quality or compatibility problems, market acceptance of our services could be greatly hindered and our ability to attract new customers could be adversely affected. New products we deploy may suffer from reliability, quality or compatibility problems. If we incur increased costs or cannot, for technical or other reasons, enhance our ability to successfully market our products and services, our operations could be substantially impaired. In addition, new products and services may not be accepted by our customers.

Impairment of our proprietary information and trade secrets could negatively affect our business or could allow competitors to minimize any advantage that our proprietary technology may give us.

        We currently have no patented technology that would preclude or inhibit competitors from entering the markets that we serve. While it is our practice to enter into agreements with all employees and some of our customers and suppliers to prohibit or restrict the disclosure of proprietary information, we cannot be sure that these contractual arrangements or the other steps we take to protect our proprietary rights will prove sufficient to prevent illegal use of our proprietary rights or to deter independent, third-party development of similar proprietary assets.

        Effective copyright, trademark, trade secret and patent protection may not be available in every country in which our products and services are offered. In the future, we may be involved in legal disputes relating to the validity or alleged infringement of our intellectual property rights or those of a third party. Intellectual property litigation is typically extremely costly and can be disruptive to business operations by diverting the attention and energies of management and key technical personnel. In addition, any adverse decisions could subject us to significant liabilities, require us to seek licenses from others, prevent us from using, licensing or selling certain of our products and services, or cause severe disruptions to operations or the markets in which we compete which could decrease profitability.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.

        Despite testing by us, errors may be found in our software products. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation. Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim. We currently do not carry product liability insurance for our products.

If we are unable to attract and retain senior management and key personnel, we may not be able to compete effectively in our market.

        Our success will depend, in part, on our ability to attract and retain senior management and key, technical and sales and marketing personnel. We attempt to enhance our management and technical expertise by recruiting qualified individuals who possess desired skills and experience in certain targeted areas. We experience strong competition for such personnel in the server management industry. Our inability to retain senior management and attract and retain sufficient additional employees, and IT, engineering and technical support resources, could have a material adverse effect on our business, financial condition, results of operations and cash flows. The loss of senior management and key personnel could limit our ability to develop and market our products and services.

Changes in technology and industry standards may cause our products to be non-competitive or increase our product costs.

        In the server management industry, software and service providers must keep pace with evolving technologies in order to offer relevant, sophisticated products and services on a timely basis to meet rapidly changing customer demands. Our success depends, in part, upon the ability to offer products and services that incorporate leading technologies, address the increasingly sophisticated and varied needs of our current and prospective customers who require server management products and services, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The market for server management products and services is characterized by evolving industry standards, changes in interfaces which derive new and special customer needs, emerging competition and frequent introductions of new products and services. We also believe that to compete successfully, our services must remain compatible with products offered by various vendors. Enhanced or newly developed third-party products may not be compatible with our infrastructure or adequately address the needs of our customers. Although we currently intend to support emerging standards, industry standards may not be established. Even if they are established, we may not be able to conform to these new standards swiftly enough to remain competitive. Our failure to conform to the prevailing standard could cause us to lose customers or fail to attract new customers. In addition, third-party products, services or technologies could render our services noncompetitive or obsolete.

We are subject to risks associated with international operations, including currency fluctuations, and our business, operating results and financial condition may be adversely affected.

        We are based in Israel and generate a large percentage of our sales outside the U.S. We had no significant sales outside Israel for the year ended December 31, 2006 and for the nine months ended September 30, 2007. Although we continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

        International operations are subject to inherent risks, including the impact of possible recessionary environments in multiple foreign markets and longer receivables collection periods and greater difficulty in accounts receivable collection.

        If any payments resulting from fluctuations on the exchange of foreign currencies were imposed, our business could be adversely affected as a result of the multi-currency business environment in which we operate. Although exposure to multi-currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently to our business, operating results and financial condition.

We are vulnerable to software failures, which could harm our reputation and cause our customers to seek reimbursement from us and take their business to another provider.

        The software products that we distribute must be able to perform on the servers and properly manage them around the clock without interruption. Our support operations depend upon our ability to supply our costumers with telephone and e-mail assistance and our support center may suffer damages emanating from human error, force majeure, power loss, telecommunications failures, sabotage, intentional acts of vandalism and similar events. Future interruptions could:

—	cause customers or end users to seek damages for losses incurred;

—	require us to replace existing equipment or add redundant facilities;

—	damage our reputation for reliable service;

—	cause existing customers to cancel their contracts; or

—	make it more difficult for us to attract new customers.

We do not anticipate paying any dividends.

        As holders of our common stock, you will only be entitled to receive those dividends that are declared by our board of directors out of surplus. We do not expect to have surplus available for declaration of dividends in the foreseeable future. Indeed, there is no assurance that such surplus will ever materialize to permit payment of dividends. Our board of directors will determine future dividend policy based upon our results of operations, financial condition, capital requirements, reserve needs and other circumstances.

We have not voluntarily implemented various corporate governance measures, in the absence of which, stockholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

        Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the New York Stock Exchange or The Nasdaq Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors’ independence, audit committee oversight, and the adoption of a code of ethics. We have not yet adopted any of these corporate governance measures, but the code of ethics, and, since our securities are not yet listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an audit or other independent committees of our board of directors. It is possible that if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

We may be exposed to potential risks relating to our internal control over financial reporting and our ability to have those controls attested to by our independent registered public accounting firm.

        Section 404 of the Sarbanes-Oxley Act of 2002 requires public companies to include a report of management on the company’s internal control over financial reporting in their annual reports, including Form 10-KSB. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting as well as the operating effectiveness of the company’s internal controls. We were not yet subject to these requirements. We have not yet begun evaluating our internal control systems in order to allow our management to report on, and our independent registered public accounting firm attest to, our internal controls as a required part of our Annual Report on Form 10-KSB beginning with our report for the fiscal year ending December 31, 2008 in relation to our management’s report and for our fiscal year ending December 31, 2009 relative to our accounting firm’s attestation.

        While we expect to expend significant resources over the next few months in developing the necessary documentation and testing procedures required by Section 404 of Sarbanes-Oxley Act of 2002, there is a risk that we will not be able to comply with all of the requirements imposed by this rule. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive an unqualified attestation from our independent registered public accounting firm with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our stock price and ability to obtain equity or debt financing as needed could suffer.

        In addition, in the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we would receive a qualified or an adverse audit opinion on those financial statements which could also adversely affect the market price of our common stock and our ability to secure additional financing as needed.

Our executive officers, directors and 5% or greater shareholders have the ability to significantly influence matters requiring a shareholder vote and other shareholders may not have the ability to influence corporate transactions.

        Currently, our existing officers, directors and principal shareholders in the aggregate beneficially own approximately 84.37% of our outstanding shares of common stock. As a result, such persons, acting together, will have the ability to significantly influence the vote on all matters requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions.

There is no public trading market for our common stock and no public market may develop.

        Currently, there is no trading market for our common stock, and there can be no assurance that such a market will commence in the future. There can be no assurance that an investor will be able to liquidate his or her investment without considerable delay, if at all. If a trading market does commence, the price may be highly volatile. Factors discussed herein may have a significant impact on the market price of the shares offered. Moreover, due to the relatively low price of our securities, many brokerage firms may not effect transactions in our common stock if a market is established. Rules enacted by the SEC increase the likelihood that most brokerage firms will not participate in a potential future market for our common stock. Those rules require, as a condition to brokers effecting transactions in certain defined securities (unless such transaction is subject to one or more exemptions), that the broker obtain from its customer or client a written representation concerning the customer’s financial situation, investment experience and investment objectives. Compliance with these procedures tends to discourage most brokerage firms from participating in the market for certain low-priced securities.

Risks Related to Our Operations in Israel

We are headquartered in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

        Our principal offices and research and development facilities and many of our suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel that have resulted in economic losses. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. The establishment of a government in the Palestinian Authority in early 2006 by representatives of the Hamas militant group has created additional unrest and uncertainty in the region.

        We can give no assurance that security and political conditions will not have an impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

        Although our main headquarters are located in central Israel, the adverse effects of this conflict have negatively affected business conditions in Israel. Ongoing and revived hostilities or other adverse political or economic developments in Israel or the region could harm our operations and product development and cause sales of any approved products to decrease. In addition, Israel and companies doing business with Israel have, in the past, been subject to economic boycotts. Several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to sell any approved products in these countries.

        Our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Our operations could be disrupted as a result of the obligation of management or key personnel to perform military service in Israel.

        Many of our male employees in Israel, including members of senior management, are obligated to perform military reserve duty annually for extended periods of time through the age of 45 (or older for citizens with certain occupations) and, in the event of a military conflict, could be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and recently some of our employees have been called up in connection with armed conflicts. It is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this Prospectus or to assert U.S. securities law claims in Israel.

        All of our executive officers and directors are not residents of the U.S., and a majority of our assets and the assets of these persons are located outside of the U.S. Therefore, it may be difficult to enforce a judgment obtained in the U.S., against us or any of these persons, in U.S. or Israeli courts based on the civil liability provisions of the U.S. federal securities’ laws. Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

Note Regarding Forward-Looking Statements

        This prospectus and the documents incorporated in it by reference contain forward-looking statements that involve known and unknown risks and uncertainties. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. These factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

Use of Proceeds

        We are filing this prospectus, at our expense, as required by the registration rights agreements among us and the selling stockholders. We will not receive any of the proceeds from the sale by the selling stockholders of our common stock. We may, however, receive up to $1,247,400 in proceeds from the exercise of warrants to purchase 2,494,800 shares of our common stock at $0.50 per share, that were issued to investors in the Private Placement, and up to $179,166 in proceeds from the exercise of warrants to purchase 597,220 shares of our common stock at $0.30 per share, that were issued to the placement agents, advisors and consultants, if and when they are exercised. These shares are included in the shares being offered for resale under this prospectus. We intend to use any proceeds received from the exercise of the warrants for general corporate purposes. We have agreed to bear all expenses relating to the registration of the common stock registered pursuant to the registration statements of which this prospectus is a part.

Market For Common Equity And Related Stockholder Matters

        There is no public market for our common stock. As of December 17, 2007 we had 13 registered stockholders. After the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, we plan to have our common stock traded on the Over-The-Counter Bulletin Board (OTC.BB.)

Dividend Policy

        We have never declared or paid dividends on our common stock, and we do not intend to declare or pay dividends on our common stock in the foreseeable future. We intend to retain any earnings to fund the development and growth of our business. Our board of directors will determine future dividend policy based upon our results of operations, financial condition, capital requirements, reserve needs and other circumstances.

Capitalization

        The following table sets forth our capitalization as of September 30, 2007, (i) on an actual basis and (ii) on an as adjusted basis to give effect to the receipt of $1,270,000 (net) in proceeds from the sale of 5,400,000 shares of common stock in the Private Placement.

	As of September 30, 2007
	Actual	As Adjusted
	$	$
		(unaudited)

Long-term debt	1,054,000	1,054,000
Total debt	2,000,000	1,850,700

Shareholders' (Deficit):
Common Stock, $0.0001 par value; 35,000,000 shares authorized,
16,940,000 shares issued and outstanding, actual;
23,840,000 shares issued and outstanding, as adjusted	1,700	2,200
Additional paid-in capital	687,600	1,957,600
Accumulated (deficit)	(2,468,600)	(2,468,600)

Total shareholders' deficiency	(1,779,300)	(508,800)

Dilution

        The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

Selected Financial Information

        The following selected financial data should be read in conjunction with our audited and unaudited financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

        Statement of Operations

	Nine months ended September 30,		Year ended December 31,
	2006	2007	2005	2006
	$	$	$	$
	(unaudited)

Revenues	101,700	107,800	12,300	160,600
Maintenance revenue	700	2,300	100	1,500
Cost of revenues	10,600	69,000	17,400	18,000

Gross profit (loss)	91,800	41,100	(4,900)	144,100

Expenses
Research and development	448,400	57,900	95,400	574,800
Marketing and selling expenses	48,900	259,700	---	77,900
General and administration	175,100	877,900	87,800	249,900

Operating expenses	372,400	1,195,600	183,200	902,600

Operating loss before financial
expenses, net	580,600	1,154,400	188,200	758,800

Financial expenses, net	40,200	146,300	5,200	67,700

Net loss	620,900	1,300,700	193,400	826,200

        Balance Sheet Data

        The following table sets forth our balance sheet data as of December 31, 2006 and as of September 30, 2007, (i) on an actual basis and (ii) on an as adjusted basis to give effect to the receipt of $1,270,000 (net) in proceeds from the sale of 5,400,000 shares of common stock in the Private Placement.

		As of September 30, 2007
	As of December 31, 2006	Actual	As Adjusted
		$	$
			(unaudited)

Cash and cash equivalents	-	102,500	1,372,000
Total assets	84,700	222,800	1,493,000
Total current liabilities	94,400	943,400	793,000
Total long term debt	1,150,000	1,054,000	1,054,000
Total Stockholders' deficiency	(1,166,000)	(1,779,300)	(508,800)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this prospectus.

Background

        We were incorporated in the State of Delaware on October 26, 2006 under the name FutureIT, Inc. On January 8, 2007 we entered into an option agreement with Future I.T. Ltd. Pursuant to the agreement, Future I.T. Ltd. issued to us shares constituting 90% of its issued and outstanding share capital. In consideration we provided Future I.T. Ltd. with guarantees for all of the debt incurred by it in the ordinary course of its business. The agreement also provides an option exercisable until January 8, 2008 to purchase the remaining 10% of the shares of Future I.T. Ltd. for additional consideration of $100,000. Our consolidated financial statements are prepared in U.S. dollars, and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Overview

        We are engaged in the development, marketing, sale and support of software products that provide affordable easy-to-use comprehensive database management and monitoring solutions for both SMEs and larger enterprises running different Microsoft SQL servers, versions 2000 and 2005, as well as Microsoft SQL Server Desktop Engine, or MSDE and SQL Express.

        Since we were incorporated in October 2006 we had no operations and incurred no expenses during 2006. Accordingly, the information presented below for 2006, is based solely on the operations of our Israeli subsidiary, of which we were issued a 90% interest on February 5, 2007.

        In reliance upon an exemption from registration provided by Rule 505 and Regulation S under the Securities Act, in January and February 2007, we issued secured promissory notes and shares of common stock to U.S. accredited investors and to foreign investors. The aggregate principal amount of the promissory notes sold was approximately $400,000. The promissory notes bear interest at an annual rate of 10%. Such interest is calculated monthly on the basis of a 365 day year and is paid in quarterly installments on each April 30, July 31, October 31 and January 31 (or the next succeeding business day) and the maturity date of the notes. In the event of default under the promissory notes the interest will automatically increase to 18% per annum or the maximum rate allowed by applicable law, whichever is less. The principal amount of the notes and any accrued and unpaid interest shall become due and payable on the sooner to occur of (i) within three (3) business days following the receipt by us of funds from Private Placements or a public offering of shares of our common stock in which the we raise a minimum aggregate sum of $1,500,000, or (ii) January 26, 2008. The Bridge Loan is secured by a security interest on all of our assets. In addition, for each approximately $25,000 in principal loaned to us, we issued to the investors 90,000 shares of our common stock and in the aggregate 1,440,000 shares of our common stock were issued to the investors. The par value of the shares of common stock issued to each holder ($0.0001 per share) was deducted by the Company from the promissory notes (and the principal amount of the promissory notes was reduced accordingly) and attributed to the shares of common stock so that all the shares issued to the purchasers of the promissory notes were fully paid-up and nonassesable. The Company recorded a discount of $186,251 to reflect the value of the shares of common stock that were issued to the purchasers of the promissory notes and is amortizing this amount through the maturity date of the promissory notes. An aggregate of $124,263 was amortized through September 30, 2007. An aggregate of $75,000 of the promissory notes and 270,000 shares of common stock were sold to directors and officers of our company, their family members or companies controlled by them.

        Six investors who participated in the Bridge Loan elected to invest in the Private Placement, paying the difference between the purchase price in the Private Placement and the principal amount of the promissory notes held by them. Following the investment of the six investors in the Private Placement, the aggregate principal amount of the Bridge Loan was reduced by approximately $175,000.

        In reliance upon exemptions from registration provided by Rule 505 and Regulation S under the Securities Act, we sold 5,400,000 shares of our common stock to U.S. accredited investors and foreign investors, as such terms are defined under the Securities Act. The purchase price per share of common stock was $0.30 per share. We also granted the investors a right to purchase up to an aggregate of 2,494,800 additional shares of common stock at $0.50 per share issuable upon the exercise of warrants, exercisable until the earlier of (a) 5:00 p.m. Eastern Time thirty months following the date of this prospectus, or (b) upon (i) consummation of a registered public offering of common stock (i) at an equity value of not less than $0.65 per share yielding net proceeds to us of not less than one million dollars and (ii) following which the common stock is listed on a U.S. national exchange; or (ii) merger of our company into a third party or (iii) acquisition of all or substantially all of our assets.

        In connection with the Private Placement, we issued to the placement agents, advisors and consultants an aggregate of 1,500,000 shares of common stock and warrants to purchase up to 597,220 shares of common stock exercisable at $0.30 per share. The warrants issued to the placement agents, advisors and consultants have the same exercise period as the warrants issued to the investors in the Private Placement.

Sources of Revenues

        We generate revenues from the sale of software licenses as well as from maintenance and support services. Our customers generally enter into a standard license agreement with us under which they are granted license to use our software and are offered the right to purchase phone support and software maintenance that provides updates and upgrades to our software if and when made available.

Cost of Revenues and Operating Expenses

        Cost of Revenues. Cost of revenues consists primarily of salaries of employees engaged in phone support and maintenance services and royalty payments to Microsoft.

        Research and Development Expenses. Research and development expenses consist primarily of salaries of employees in on going research and development activities, as well as participation in Microsoft and SAP partnerships, purchase of third parties research and development tools, consulting services and software development by sub contractors, mainly subsidiaries of DataSafe Group.

        Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related expenses for sales and marketing personnel, sales commissions, participation in trade shows, web site related expenses, public relations, promotional materials, travel expenses and trade show exhibit expenses.

        General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, and administrative personnel, professional fees and other general corporate expenses. We expect that general and administrative expenses will increase

        Financial Expenses, Net. Financial expenses, consists primarily of interest on our loans and gains and losses from remeasurement of monetary balance sheet items denominated in non US$ currencies.

        Income Tax Expense. Our taxable income in Israel is subject to corporate tax at the statutory rates of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. Though we evaluate our estimates and assumptions on an ongoing basis, our actual results may differ from these estimates.

        Certain of our accounting policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments are described below to facilitate better understanding of our business activities. We base our judgments on our experience and assumptions that we believe are reasonable and applicable under the circumstances.

Revenue Recognition

        We recognize revenues pursuant to the provisions of American Institute of Certified Public Accountants Statement of Position, or SOP, 97-2, “Software Revenue Recognition,” or SOP 97-2, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.” Accordingly, Revenues from software licensing are recognized when all the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our fee is fixed or determinable, and (iv) collectibility is probable.

        We are unable to establish VSOE on our post-contact customer support, or “PCS”, services for all arrangements. Accordingly, when PCS is an element of these sale arrangements, revenue on the entire arrangement is deferred and recognized over the initial customer support period.

Functional Currency and Financial Statements in U.S. dollars

        Our functional currency is the U.S. dollar, as the U.S dollar is the primary currency of the economic environment in which we have operated and expect to continue to operate in the foreseeable future. The vast majority of our revenues is determined, and denominated in U.S. dollars. The majority of our operations is currently conducted in Israel and most of the expenses in Israel are currently paid in new Israeli shekels (“NIS”). However, most of our total expenses are denominated and determined in U.S dollars. Financing activities including loans, equity transactions cash investments, are made in U.S dollars.

        Our transactions and balances denominated in U.S dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S dollars in accordance with statement No. 52 of the Financial Accounting Standard Board (“FASB”). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

Concentrations of Credit Risk

        Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. We maintain cash and cash equivalents and investments with major financial institutions and limit the amount of credit exposure with any institution.

Stock-Based Compensation

        We adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R) requiring that compensation cost relating to share-based payment awards made to employees and directors be recognized in the financial statements. The cost for such awards is measured at the grant date based on the calculated fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods (generally the vesting period of the equity award) in our consolidated statement of operations

        Stock-based compensation cost relating to stock options recognized in 2007 is based on the value of the portion of the award that is ultimately expected to vest. SFAS No. 123R requires forfeitures to be estimated at the time of grant in order to estimate the portion of the award that will ultimately vest.

        The exercise price of the options granted under the plan is the nominal value of the shares into which such options are exercised, which is deemed insignificant. As such, the values of the options are similar to the values of restricted shares. Accordingly, the value of the award is based on the fair value of the shares of our common stock at the date of grant. Such values were determined based on the proceeds of our Private Placement.

Research and Development

        SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

        Based on our product development process, technological feasibility is established upon completion of a working model, as a result, research and development costs incurred by us to date have been charged to operating expenses.

Results of Operations

        The following discussion of our results of operations for each of the year ended December 31, 2006 and the nine-month periods ended September 30, 2006 and 2007, as well as the data presented as a percentage of total revenues in the following table, are based upon our statements of income contained in our financial statements for those periods.

	Year ended December 31,	Nine months ended September 30,
	2006	2006	2007

Revenues:
Total revenues	100%	100%	100%
Cost of revenues	11.25%	10.26%	64.4%

Gross profit	88.75%	89.74%	35.6%
Operating expenses:
Research and development	354%	438%	53%
Selling and marketing	48%	48%	236%
General and administrative	153%	171%	797%

Total operating expenses	556%	657%	1,085%

Operating Loss	467%	567%	1,048%
Financial expenses net	42%	39%	133%

Net income	508%	607%	1,181%

Nine Months Ended September 30, 2007 Compared with Nine Months Ended September 30, 2006

        Revenues. Since we were unable to implement VSOE relating to software revenue recognition, our revenues from software sales increased slightly from $102,340 for the nine months ended September 30, 2006 to $110,155 for the nine month ended September 30, 2007. For the same reason, the deferred revenues for the period ended September 30, 2007 were approximately $270,000.

        Cost of Revenues. Our cost of revenues increased from $10,556 for the nine months ended September 30, 2006 to $69,024 for the nine months ended September 30, 2007 an increase of 553%, reflecting the increase in staff and sales activities during 2007.

        Gross Profit. Our gross profit decreased to $41,131 for the nine months ended September 30, 2007 from $91,784 for the nine month ended September 30, 2006 a decrease of 55%, reflecting the increase in our cost of revenues for the period while not reflecting the significant increase in deferred revenues.

        Research and Development Expenses. Research and development expenses decreased to $57,927 for the nine months ended September 30, 2007 from $448,388 for the nine months ended September 30, 2006, a decrease of 88%, as a result of the completion of development of the principal components of our EZ Manage SQL products by DataSafe in 2006.

        Selling and Marketing Expenses. Selling and marketing expenses increased to $259,731 for the nine months ended September 30, 2007 from $48,890 for the nine months ended September 30, 2006, an increase of 439%, as a result of the increase in the number of our employees, the establishment of our U.K. marketing subsidiary and expenses related to the establishment of our global network of distributors and resellers.

        General and Administrative Expenses. General and administrative expenses increased to $877,917 for the nine months ended September 30, 2006 from $175,145 for the nine months ended September 30, 2007. The increase reflects mainly an increase of $557,026 in salaries of employees and related expenses including non stock compensation expenses of approximately $501,000), and an increase of $112,450 in professional and other expenses, mainly legal, auditing and directors compensation. In addition, our travel expenses increased by $31,067.

        As a result of the foregoing, we had a net loss from operations of $1,330,730 for the nine months ended September 30, 2007, as compared to a net loss of $620,922 for the nine months ended September 30, 2006.

        Financial Expenses, Net. Our financial expenses increased to $146,286 for the nine month ended September 30, 2007 from $40,283 for the nine month ended September 30, 2006. The increase reflects an increase in our debt as well as the amortization of loans discounts in the amount of $124,263 of expenses related to the issuance of shares of common stock to the purchasers of our promissory notes.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

        Revenues. Our revenues increased to $162,169 for the year ended December 31, 2006 from $12,412 for the year ended December 31, 2005, reflecting the initiation of sales of EZ Manage SQL in 2006.

        Cost of Revenues. Our cost of revenues slightly increased to $18,042 for the year ended December 31, 2006 from $17,392 for the year ended December 31, 2005.

        Gross Profit. Our gross profit increased to $144,127 for the year ended December 31, 2006 from $4,980 for the year ended December 31, 2005, reflecting the increase in our revenues.

        Research and Development Expenses. Research and development expenses increased to $574,831 for the year ended December 31, 2006 from $95,364 for the year ended December 31, 2005. The increase in research and development expenses was due to the increased level of research and development expenses paid to DataSafe in connection with the development of our EZ Manage SQL products.

        Selling, General and Administrative Expenses. Selling general and administrative expenses increased to $326,932 for the year ended December 31, 2006 from $87,818 for the year ended December 31, 2005, reflecting. our initiation of commercial activities and sales of EZ Manage SQL products.

        Financial Expenses, Net. Our financial expenses increased to $67,689 the year ended December 31, 2006 from $5,210 for the year ended December 31, 2005. The increase reflects an increase in our debt which we incurred to fund our operations in 2006.

        As a result of the foregoing, we had a net loss from operations of $824,621 for the year ended December 31, 2006 as compared to a net loss of $193,372 for the year ended December 31, 2005.

Off-Balance Sheet Arrangements

        As of September 30, 2007, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

        We do not believe that we have any material exposure to interest rate risk other than sensitivity to prevailing interest rates that may affect income from our cash deposits and marketable securities.

Foreign Exchange Risk

        Most of our sales are currently denominated in dollars, while the majority of our operating expenses are incurred in foreign currencies, principally the New Israeli Shekel (NIS). As a result, the decrease in the value of the U.S. dollar against these currencies has resulted in increased expenses for our company. In 2005 and 2006, the NIS depreciated against the U.S. dollar by approximately 7% and 8% , respectively. In the nine months ended September 30, 2007, the NIS depreciated against the U.S. dollar by approximately 5%.

Liquidity and Capital Resources

        From our inception until our recent Private Placement we financed our operations through borrowings. On December 20, 2006, we received a loan from Israel Discount Bank Ltd. in the amount of $500,000. The principal of this loan is to be repaid in 36 equal monthly installments commencing in July 2008. On December 31, 2006, we obtained a loan from DataSafe in the amount of $650,000, the principal of which is also to be repaid in 36 equal monthly installments commencing in July 2008. Both these loans bear interest at the three-month Dollar LIBOR rate plus 1.75% ( 7.07 % at September 30, 2007), which is payable in 54 monthly payments starting in January2007.

        We raised approximately $400,000 by means of a bridge loan from private lenders in January 2007. This loan bears interest at the rate of 10% per year, payable quarterly (please see note 1b. of our Financial Statements). Following the Private Placement, this loan was reduced by $175,000 and the remaining principal of the loan and all accrued and unpaid interest will be paid from the proceeds of our Private Placement.

        As of December 31, 2006, we had $26 in cash and cash equivalents and had a negative working capital of approximately $32,000. As of September 30, 2007, we had approximately $102,474 in cash and cash equivalents and had a negative working capital of approximately $751,000.

        Capital expenditures in fixed assets for the years ended December 31, 2006 and the nine months ended September 30, 2007 were approximately $18,236 and $17,061, respectively. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel.

        We believe that following the completion of the Private Placement our existing cash and cash equivalents balances, and cash provided by operating activities will be sufficient to meet our working capital, capital expenditure and other cash requirement needs over at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, the timing and extent of research and development spending to support product development and enhancement efforts, costs associated with expansion into new territories or markets, the timing of the introduction of new products and services and the enhancement of existing products and the continuing market acceptance of our products and services.

Cash Flows

        Our cash and cash equivalents, total current assets, total assets, total current liabilities, and total liabilities as of the year ended December 31 ,2007 and September 30 ,2007 are as follows:

	December 31,	September 30,
	2006	2007

Cash	$-	$102,500
Total current assets	62,800	192,400
Total assets	84,700	222,800
Total current liabilities	94,400	943,400

Total liabilities	$1,251,000	$2,002,100

Operating Activities

        Net cash used in operating activities was approximately $836,200 for the year ended December 31, 2006. This amount was primarily attributable to a net loss of approximately $824,600. Net cash provided by operating activities was approximately $253,000 for the nine months ended September 30, 2006. This amount was primarily attributable to an increase in other payable and accrued expenses of approximately $906,000 which was offset in part by our net loss of approximately $621,000. Net cash used by operating activities for the nine months ended September 30, 2007 was approximately $279,283. This amount was primarily attributable to our net loss of approximately $1.3 million, which was offset in part by depreciation and amortization expense of approximately $510,000, of which $501,000 was attributable to stock compensation expenses, and an increase in trade account payables, other payables and accrued expenses of $316,000.

Investing Activities

        Net cash provided by investing activities was approximately $48,000 for the year ended December 31, 2006, was attributable to approximately $66,000 of short term bank deposits by approximately $18,000 of capital expenditures. Net cash provided by investing activities was approximately $55,000 for the nine months ended September 30, 2006, was attributable to approximately $66,500 of short term bank deposits by approximately $12,000 of capital expenditures. Net cash used in investing activities was approximately $17,000 for the nine months ended September 30, 2007, was attributable to approximately $17,000 of capital expenditures.

Financing Activities

        Net cash provided by financing activities was approximately $788,000 for the year ended December 31, 2006. Of the cash provided by financing activities in 2006, approximately $1.15 million was provided by long term loans, while approximately $362,000 was used to reduce our bank credit line. Net cash used in financing activities was approximately $236,000 for the nine months ended September 30, 2006. Of the cash used in financing activities during the nine months ended September 30, 2006, approximately $236,000 was used to decrease our bank credit line. Net cash provided by financing activities was approximately $399,000 for the nine months ended September 30, 2007. Of the cash provided by financing activities during the nine months ended September 30, 2007, approximately $186,000 was attributable to the issuance of shares to the Bridge Loan investors and approximately $214,000 was attributable to the issuance of the promissory notes.

Contractual Obligations

        The following table summarizes our minimum contractual obligations and commercial commitments, as of September 30, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt obligations	$1,150,000	$96,000	$1,054,000	--	--
Operating lease obligations
Estimated long-term interest	189,000	82,000	107,000	--	--

Total	$1,339,000	$178,000	$1,161,000	--	--

        As of September 30, 2007, our principal commitments consisted of obligations outstanding under our long term debt, promissory notes and operating leases. Our capital requirements are dependent on many factors, including market acceptance of our software product offerings and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In the last year, we have experienced a substantial increase in our expenditures as a result of the growth in our operations and personnel. We intend to increase our expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The measurement and disclosure requirements are effective for us beginning in the first quarter of fiscal 2008. We are currently evaluating the impact SFAS No. 157 may have on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS No. 159 is effective for us beginning in the first quarter of fiscal year 2008. We do not believe that the adoption of SFAS No. 159 will have a significant impact on its consolidated financial statements.

        In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3). EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 applies prospectively for new contractual arrangements entered into beginning in the first quarter of fiscal year 2008. The adoption of EITF 07-3 is not expected to have a significant impact on our consolidated financial statements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

Description of Business

Overview

        We are engaged in the development, marketing, sale and support of software products that provide easy-to-use comprehensive database management and monitoring solutions for both small and medium sized enterprises, or SMEs, and larger enterprises, running different Microsoft Structured Query Language, or SQL servers, versions 2000 and 2005, as well as Microsoft SQL Server Desktop Engine, or MSDE and SQL Express.

        We were incorporated in the State of Delaware on October 26, 2006 under the name FutureIT, Inc. On January 8, 2007 we entered into an option agreement with Future I.T. Ltd. Pursuant to the agreement, Future I.T. Ltd. issued to us shares constituting 90% of its issued and outstanding share capital. In consideration we provided Future I.T. Ltd. with guarantees for all of the debt incurred by it in the ordinary course of its business. The agreement also provides an option exercisable until January 8, 2008 to purchase the remaining 10% of the shares of Future I.T. Ltd. for additional consideration of $100,000.

        Future I.T. Ltd. began selling the EZ Manage SQL standard edition in December 2005 and had revenues of approximately $160,000 in the fiscal year ended December 31, 2006 and approximately $110,000 in the nine months ended September 30, 2007. We also have a wholly-owned subsidiary in the United Kingdom, Future IT Software Limited, that serves as a marketing subsidiary. To date we have sold more than 400 units of our EZ Manage SQL, in both the standard edition version (designed for small to medium size clients) and the enterprise edition version (designed for larger enterprises or more sophisticated users). We market our products through our subsidiaries and through distributors and resellers globally. We currently have approximately 45 resellers in more than 17 countries. To date revenues have been generated almost exclusively from Israel. A significant percentage of our sales to date have been made through direct sales of our Israeli subsidiary.

        Our strategy is to position ourselves as a leading software provider to SMEs as well as to larger corporations and organizations, of accessible and simple to use information technology, or IT, management solutions for the Microsoft SQL server environment. This includes solutions for administration, maintenance, monitoring and backup for Microsoft SQL Server and other Windows servers based components.

Industry Background

        We estimate that there are millions of Microsoft SQL servers in different versions of the 2000 and 2005 editions used by enterprises world wide. SQL server users need to ensure that malfunctions do not paralyze the operations of such businesses. Currently, the databases of such enterprises are maintained by in house database administrators or by external computer software and hardware professionals. This is quite costly to these enterprises and in the event of system malfunction there is often a significant delay or slowdown until a suitable professional is available to resolve the problem. We believe that there is a large market for low cost and automated SQL server management and monitoring products that can be maintained by personnel without any technical background or significant computer expertise.

Our Solution

        We are engaged in the development, marketing, sale and support of software products that provide affordable easy-to-use comprehensive database management and monitoring solutions for SMEs and larger enterprises, running different Microsoft SQL servers.

        Key benefits of our products that automate the management of databases include the following:

        Meeting the challenges of database management and monitoring – EZ Manage SQL monitors databases and servers in the background, round the clock, and immediately notifies customers by e-mail and pop-ups of problems that might lead to failures. The system recommends automatic fixes to problems, significantly reducing failures and avoiding downtime.

—	EZ Manage SQL’s extensive maintenance features and fine tuning abilities enable administrators as well as regular users to make more informed decisions and run important tasks that make the database more efficient and ensures minimized maintenance time and optimized job mix for enhanced application performance.

—	EZ Manage SQL is innovative in that it provides a comprehensive solution that suits ordinary people utilizing IT and not only database experts. This allows customers to gain independence from expensive database experts and to enjoy an affordable 24/7 automatic solution that everyone can use. With an installation and implementation time of approximately thirty minutes, coupled with automated policies and rules to manage single or multiple databases on any number of servers, EZ Manage SQL is deployed quickly. The intuitive interface, combined with clear built-in tutorials and wizards, eliminates the need for specialized training.

—	Integrated within EZ Manage SQL is a backup that ensures customers are always only two clicks away from a full or specific point-in-time restore. The backup solutions allow automatic compression of backups to 90% of their original size – big savings on disk space and management. EZ Manage SQL backup technology expands the backup beyond customers’ database and allows the easy inclusion of other related files associated with the database such as: office documents, logos, templates, PDF forms and any other file which is not within the database but works alongside it.

—	Integrated within EZ Manage SQL is a built-in disaster recovery planning, or DRP, capability allowing customers to automatically send either full or differential backups to a more remote location, other network location or even an encrypted file transfer protocol, or FTP, site over the web. Like all other components of EZ Manage SQL a customer is only required to install the software once and may then deploy it on any number of databases or servers.

—	A customer can decide in which situations to receive an alert. A data recovery plan allows the customer to send a file from one location to another. The customer determines when a backup file should be deleted and can also set up a program to restore files from any point in time or create a new database from an old backup. With just a few clicks, the customer can restore its database.

Our Strategy

        Our strategy is to position ourselves as a leading provider of accessible and simple to use IT management solutions for the Microsoft server environment, focusing on the SQL server. This includes solutions for administration, backup and maintaining of Microsoft SQL Server (that are already in the market), and other Windows server based components (still under development). For this purpose we intend to:

—	Continue to Deliver Accessible and Simplified Solutions. EZ Manage SQL, our Microsoft SQL Server administration and management product allows SMEs to enjoy enterprise level database management without the need to hire expensive database administrators. By making the whole process intuitive, simple and affordable, companies can quickly implement EZ Manage SQL and immediately enjoy a much better work-flow of their critical mission applications running on Microsoft SQL Server.

—	Targeting the SME Market. The worldwide SME corporate market is large and going through a dramatic transformation in terms of IT. This market demands a completely different approach in solving unique IT challenges, without creating additional burdens for the companies. We bring to the market solutions that solve real IT problems without requiring customers to make large investments.

—	Targeting the Larger Enterprises Market. As a result of our initial success with our SQL product designed for use by larger enterprises, we intend to continue investing in the research and development of this version and in its sales. This product offers centralized management for SQL servers at a relatively low cost with fast implementation is seen as a value proposition to the market.

—	Offer Easily Accessible and Free Product Testing. As a strategic decision, we encourage all potential clients to download without any cost from our site (and our resellers’ sites) fully functional evaluation versions of our products. Thus, potential customers can experience the added value of our products for a limited time period before they make a commitment.

—	Offer our Solutions to the Market Using An International Network of Distributors and Business Relationships. During last year we established a network of distributors in five continents. This includes business relationships with Microsoft, SAP and distribution alliances in the U.S., the United Kingdom, Germany, France, China, India and South Africa.

Our Products

EZ Manage SQL Standard Edition

        EZ Manage SQL offers an affordable, easy-to-use solution for database management. Providing customers with a comprehensive maintenance solution from one centralized console, EZ Manage SQL automates and simplifies traditional database administrator’s tasks such as monitoring, re-indexing, backup and restore, compression, and beyond. EZ Manage SQL is a real “all-in-one” solution, allowing anyone with or without a technical background to effectively manage their SQL Server environment. The software operates as an automated database administrator working around the clock to maintain and protect data, thus alleviating the need to invest financial and time related resources in SMEs. EZ Manage SQL is a Microsoft platform test approved solution. EZ Manage SQL provides customers enhanced performance, work continuity, higher availability, a dramatic decline in overhead and fewer failures, all of which will reduce overall IT costs to return to the customers the investment in the software.

        In today’s IT dependent world, high availability and uninterrupted data flow are vital requirements for customer business demands. EZ Manage SQL provides a solution that protects productivity, profitability, reliability and business continuity and decreases SQL server down-time.

        EZ Manage SQL is easily configured to automatically run all the important tasks that protect customers’ data and provides an immediate alert upon malfunctions. It is specifically designed to meet the needs of the entire market, including the non SQL-professional market segment. There is no need to invest in several different products because EZ Manage SQL offers customers an all-in-one software solution: monitoring, maintenance, backup, compression, recovery, alerts and more, providing a rapid return on investment.

        Technical Features

—	Variety of default settings in the areas of maintenance tasks, backup and monitoring/notifications providing an ultimate answer for administrating an enterprise environment of almost every type of SQL Server and database. In utilizing the EZ Manage SQL intelligent analysis mechanism, the customer can apply each database and SQL server with its suitable default settings in a matter of seconds.

—	An advanced backup mechanism, providing customers with backup abilities extending beyond the scope of the SQL Server: fast and high compression for backup files (with compression rates of about 80% – 90%), transference of completed backup files to remote network or FTP locations and command line abilities to be performed upon failure or success.

—	Extended restore mechanism which makes database restoration and/or duplication a safe and easy task by: selecting a full or point-of-time restore from a clear graphical interface, automatic decompression of compressed backup sets, real-time location select for moved or missing backup files and easy creation of new databases from existing backup files.

—	Set of predefined rules or the step-by-step wizard assistance in creating and understanding complex scheduled and immediate tasks for database maintenance and optimization, and a clear graphical view for attaching these rules on multiple databases across SQL Servers making the difficult task of administrating an SQL Server easier than ever.

—	Extended management center for each SQL Server, providing an overall view of the logical drives on systems, showing the disk size used by the databases, controlling both SQL and system related services, and providing a summary view of the database. Provides comprehensive database and SQL Server alerting, based upon user-defined thresholds for monitoring the server’s databases, processor, memory, logical drives and services, database sizes, properties, backup and restoration. It allows customers to deliver notifications to user-defined groups of Simple Mail Transfer Protocol, or SMTP, recipients, according to each alert. It also provides a graphical indicator showing the status of each connected SQL Server, as well as drill down capabilities up to the database level. All notification settings can easily be set for each database/server by a simple notification form.

—	Increase database and applications’ overall performance by implementing database optimization mechanism. This is achieved by utilizing an intelligent index optimization for real-time index defrag and rebuild. A significant gain is also achieved on physical storage by using a powerful data compression engine.

—	Powerful database management center allowing customers to alter database properties, view and control user connection, track backup history and graphically view database files. It also enables performing complex database tasks for maintenance and optimization in an easy and user-friendly interface.

EZ Manage SQL Enterprise Edition

        This product was released during the fourth quarter of 2006 and is intended to provide centralized management to clients running a large number of SQLs and/or to clients who are sophisticated IT users. The enterprise edition of EZ Manage SQL, is able to manage an entire installation of SQL Servers from one central console. The target users of this product are database administrators, IT personnel and system specialists. This product is currently installed on approximately 85 SQL Servers.

        While the standard edition of EZ Manage SQL automates the maintenance, monitoring and alerts, backup and performance optimization of Microsoft SQL Server databases, the enterprise edition adds the ability to instantly apply any of those actions to multiple databases in any of the installed SQL Servers.

        The enterprise edition allows to start or stop any number of jobs across multiple servers by simple ctrl-click from the central console. Powerful drill down functionality provides the ability to go from a top view of a tree of SQL Servers down to a full description of an alert on a particular database in just three clicks. All of the properties, maintenance rules and alerts for all of the SQL Servers are visible within one mouse click from one main console.

        The enterprise edition afford time savings and convenience. The ability to monitor and prioritize problem areas across all SQL Servers at a glance eliminates the need to attend to each SQL Server separately. Once a set of preferred maintenance rules is defined, it can be instantly applied to a selection of other databases on any of the SQL Servers with the ease of drag and drop.

EZ Manage SQL New Capabilities

        We to develop new capabilities for our products on a continuous basis. These new capabilities are designed to improve our products and to increase their relevant market as well as their sales potential.

Customers

        We have sold more than 400 units of our products to date to over 100 customers.

Sales and Marketing

        Our products and services are sold through both direct and indirect channels, including distributors and, value-added resellers. We maintain direct sales operations through our wholly owned subsidiaries in Israel and the UK. Our field force is comprised of three persons in Israel and two persons in the UK.

        We have entered into more than twenty agreements with resellers and distributors in Australia, Taiwan, China, India, The Netherlands, U.S., Russia, Spain, Germany, Finland, UK, Belgium, Denmark, Brazil, South Africa and Israel.

        The agreements grant nonexclusive rights in the respective territory of each agreement to resell our products. The resellers receive a discount according to a price list. The resellers commit to promote the distribution of our products. We retain ownership of intellectual property rights in the products. The resellers are also committed to confidentiality undertakings.

        The term of the agreements are generally for one year; automatically renewable, unless a party notified the other 60 days prior to the renewal of its intention to terminate the agreement.

Research and Development

        The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation. As of September 30, 2007, we employed 3 persons in research and development.

        The research and development activities are designated to conceive interdisciplinary solutions to further automate and integrate the maintenance and operation of SMEs in view of the different and changing requirements of such enterprises. Furthermore, we anticipate that we will invest additional financial resources and expand our team of researchers in order to successfully overcome future challenges that we may encounter as a result of: the need to provide solutions to different requirements stemming from the use of new technologies; the current competition in the SQL servers’ Data Base Administration market and the automated management market; the acceleration of the competition in the automated management market due to greater competition in this emerging market; to answer global demand to expand line of products to such as for email maintenance.

        To date, we have spent approximately $850,000 on our research and development activities.

Proprietary Rights

        We do not hold any patents and rely upon a combination of security devices, copyrights, trade secret laws and contractual restrictions to protect our rights in our products. Our policy is for our customers to sign non-transferable software licenses providing contractual protection against unauthorized use of the software. In addition, our employees and independent contractors are generally required to sign non-disclosure agreements.

        We have filed trademark and service mark applications in the U.S. and the U.K. for the mark EZ Manage SQL.

        Preventing the unauthorized use of software is difficult, and unauthorized software use is a persistent problem in the software industry. However, we believe that, because of the rapid pace of technological change in the software industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us.

Competition

        The market for products for automated management solutions for SMEs using SQL servers may capture prominence in lieu of the current market relying on data base administrators. There are no substantial barriers to entry, and we expect that competition will intensify in the future. We believe that our ability to compete successfully is contingent upon a number of factors, including: market presence; simplicity of the different products’ interface tools; the capacity, reliability, availability and capabilities of the products; technical expertise and functionality, performance and quality of services; customization; the number and nature of future competitors and their pricing policies; the variety of products; the timing of introductions of new products by us and our competitors; customer support; our ability to support products compatible to evolving industry standards; and industry and general economic trends.

        Many of our competitors have greater market presence; engineering and marketing capabilities; and, financial, technological and personnel resources, than those available to us. As a result, they may be: able to develop products designed to automate the management of database servers; offer advanced solutions for performance acceleration more quickly; adapt more swiftly to new or emerging technologies and changes in customer requirements; take advantage of acquisitions and other opportunities more readily; and, devote greater resources to the marketing and sale of their products than can us. In addition, various organizations may enter into or form joint ventures or consortiums to provide products and services similar to ours.

        The market for solutions directed at SMEs may also be addressed by current providers of solutions targeted at larger sized enterprises who are more established than us. We believe that new competitors, including large computer hardware, software, media and other technology companies, will enter the database administration related products and services markets, resulting in additional competition for us. There can be no assurance that we will have the financial resources, technological innovation, technical expertise or marketing and support capabilities to compete successfully.

Government Regulation

        We are not currently subject to direct regulation by any governmental agency, except for regulations applicable to businesses in general. However, in the future, we may become subject to governmental regulation.

Employees

        As of September 30, 2007, we employed 11 employees, comprised of 3 persons in research and development, 1 person in product and customer support, 1 person in software services, 3 persons in marketing and sales and 1 person in general administration and management. All our employees are currently located in Israel except for two in the UK.

        Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

        Pursuant to Israeli law, we are legally required to pay severance benefits in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Payments to the National Insurance Institute amount to approximately 16.3% of wages (up to a maximum amount), of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

Description of Properties

        Our executive offices and research and development facilities are located in Israel. On July 20, 2006, we entered into a lease agreement with DataSafe Systems Ltd., or DataSafe Systems, a 96.5% subsidiary of DataSafe. This agreement is a sub-lease agreement under which DataSafe provides us office space and equipment for a period ending on August 31, 2008. The lease term is subject to three two year extensions, each contingent upon the extension of the term of the main lease agreement by DataSafe Systems with a third party, in its sole discretion. The extensions are subject to our providing 120 days’ prior written notice, and contingent upon the exercise of the options granted to DataSafe Systems in the main lease agreement. The sub-lease may be terminated by each party upon 60 days’ prior written notice. The monthly rent is $2,000. The rent will increase as follows:

—	for the period commencing on January 1, 2007 and ending on August 31, 2008, we will pay a rental increase of 18.7%;

—	for the period commencing on September 1, 2008 and ending on August 31, 2011, we will pay a rental increase of 6%;

—	for the period commencing on September 1, 2011 and ending on August 31, 2014, we will pay a pay a rental increase of 6%.

        Furthermore, we are required to pay an additional monthly fee of $1,750 for maintenance, insurance and other services. DataSafe may transfer its rights and undertakings under the agreement to third parties without our consent.

        On March 21, 2007, we entered into an addendum to the sublease. Under the addendum we changed the location and size of our offices within DataSafe Systems’ space. The base rent was changed to $3,870. This amount is inclusive of all expenses and maintenance except for the insurance requirements that are borne by us. All other terms and conditions are subject to the original agreement.

Legal Proceedings

        We are currently not a party to any pending litigation, government investigation or any other legal proceedings.

Directors, Executive Officers, Promoter and Control Persons

Officers and Directors

        The following table sets forth information regarding our executive officers and directors as of December 17, 2007:

Name	Age	Position

Shmuel Bachar	52	Director, Chairman of the Board

Omer Nirhod	39	President and Director

Nicholas, The Viscount Bearsted	57	Director

Michael Avnimelech	63	Director

Ofer Gur-Arie	49	Director

Nimrod Zahavi	32	Chief Executive Officer

Moti Awadish	53	Chief Financial Officer

        Our Amended and Restated Certificate of Incorporation and Bylaws provide that the number of members of our Board of Directors shall be not less than one (1) and not more than five (5) members. We currently have five directors. Directors are elected by shareholders at the annual meeting and serve until their successors are duly elected and qualified. All our officers serve at the discretion of our Board of Directors.

        The following is a biographical summary of the business experience of our directors and executive officers:

        Shmuel Bachar has served as a director since the formation of our company in October 2006. Since May 2002, Mr. Bachar has provided business consulting services to a number of companies. Mr. Bachar serves as the chairman of the board of directors of DataSafe and two of its subsidiaries, DataSafe Systems and RDV Systems Ltd., and as a director of Top I Vision and an outside director of Yashir Investment House Underwriters.

        Omer Nirhod has served as a director since the formation of our company in October 2006. Mr. Nirhod is the founder of DataSafe and has been the chief financial officer of DataSafe since 1995. Mr. Nirhod received holds a B.A. in Psychology and an M.A. in Neuro Psychology from the Hebrew University in Jerusalem.

        Nimrod Zahavi has served as our chief executive officer since our formation in October 2006. From September 2005 to October 2006 he served as chief executive officer of our Israeli subsidiary, Future I.T. Ltd. Prior thereto, from January 2002 to December 2004 Mr. Zahavi served as business development manager for ASG Financial Corp. and from January 2002 to December 2004 as vice president business development at Genex Capital Inc. between January 2004 to August 2005.

        Nicholas, The Viscount Bearsted has served as a director since November 2007. The Viscount Bearsted has been an entrepreneur and investor since 1977. He is currently Chairman of Insignia Solutions plc, Powerstax plc and IPV Ltd. and a director of Family Network Inc. (doing business as Affinity Solutions), and Datawind Inc. Previously the Viscount Bearsted has been a founder of Alliance Imaging Inc, Alliance Medical plc, and CEO of Hulton Deutsch Collection Ltd and a director of Maybourn Group plc. The Viscount Bearsted holds a Bachelors degree in Chemistry from Oxford University.

        Michael Avnimelech has served as a director since October 2007. Mr. Avnimelech has been the owner and manager of MA Investments, M&A Consulting Ltd. a firm specializing in international acquisitions and investments since 1995. Mr. Avnimelech serves as a director and audit committee member of Oceana Advanced Industries Ltd., Rekah Pharmaceutical Industries Ltd. and Altshuler Shaham Provident Fund Management Ltd., public companies, traded on the Tel Aviv Stock Exchange. Mr. Avnimelech holds B.A. and M.A. degrees in Economics and Business from the Hebrew University of Jerusalem.

        Ofer Gur-Arie, has served as a director since October 2007. Since June 2004, Mr. Gur-Arie has managed the ERA-MORE project, on behalf of the State of Israel. The ERA-MORE project is a joint initiative of the European Commission and the 33 countries, participating in the EU framework program for research. The purpose of this initiative is to create a more favorable environment for researchers’ career development. From June 2003 to June 2004 Mr. Gur-Arie served as chief executive officer of Israel Local Authorities Data Processing Center and prior thereto, from 1991 to May 2003 he served as chief executive officer of Zefunot Ltd. For over a decade he has provided project supervision and management services in the domain of computerization in the fields of communications, telephony, internet and cellular telephony to many entities. This activity has involved government entities including the Israeli Prime Minister’s Office, the Israeli Ministry of Justice, the Israeli Ministry of the Interior, the Israeli Ministry of Internal Security and the Israeli Ministry of Tourism, local authorities such as the municipalities of Jerusalem, Tel Aviv, Ramat Gan, Hadera, Lod, Ramla, Nes Ziona and Modiin and commercial companies such as Ackerstein Industries Ltd., Pecker Steel Ltd., Mishmar Haemek Industries Ltd., the Tamir-Cohen advertising agencies, cellular operators including Orange and Cellcom, the Israel Broadcasting Authority, and the Second Authority for Television and Radio. Mr. Gur-Arie served as a member of the Ramat Gan City Council for 15 years, from 1988 to 2003 and as Deputy Mayor of Ramat Gan for five years from 1998 to 2003. Mr. Gur-Arie served in the management of the automation company at the Center for Local Government in Israel, which supplies computerized solutions to 250 local authorities throughout Israel between the years 2003 to 2004. Mr. Gur-Arie holds a Bechelor of Science in Computer Science from the Technion Israel Institute of Technology in Haifa.

        Moti Awadish, has served as our chief financial officer since February 2007. Prior thereto, from, August 2000 he has served as the chief financial officer of DataSafe Group Ltd. and its subsidiaries. Mr. Awadish holds a B.A. in Economics and Accounting from the Hebrew University in Jerusalem.

Family Relationships

        None.

Audit Committee and Audit Committee Financial Expert

        The Company has established a three person audit committee. The members of our audit committee are Messers. Ofer Gur-Arie, Nicholas, The Viscount Bearsted and Michael Avnimelech. Mr. Michael Avnimelech acts as our audit committee financial expert.

Election of Directors

        The holders of our common stock do not have cumulative voting rights in the election of directors. Thus, the holders of our common stock conferring more than 50% of the voting power have the power to elect all the directors, to the exclusion of the remaining shareholders. See “Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters.”

Indemnification of Directors and Officers

        Our Amended and Restated Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by the law of the State of Delaware, indemnify any and all persons whom it shall have power to indemnify from and against any and all of the expenses, liabilities or other matters referred to in or covered by the applicable provisions of Delaware law, and the indemnification provided for will not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Accordingly, we entered into indemnification agreements with our directors. Under the terms of the indemnification agreements, we are required to indemnify the directors against specified liabilities arising out of their services to us or at our request. The indemnification agreements require us to indemnify each director to the fullest extent permitted by law and to advance certain expenses incurred by the director. The indemnification agreements provide limitations on the directors’ rights to indemnification in certain circumstances.

Compensation of Directors and Officers

        The Chairman of our Board of Directors, Mr. Shmuel Bachar, who plays an active role in our business, receives compensation of $2,000 per month. This compensation will increase to 75% of Mr. Zahavi’s (our chief executive officer) annual compensation commencing January 1, 2008, but in no event will exceed the amount of $100,000. We issued to Mr. Bachar options to purchase 540,000 shares of our shares of common stock at an exercise price of $0.0001, the par value of such shares.

        Mr. Omer Nirhod, our President and Director, receives compensation of $2,000 per month. This compensation will increase to 50% of Mr. Zahavi’s compensation on an annual basis commencing January 1, 2008, but in no event will exceed the amount of $75,000 per year. We issued to Mr. Nirhod options to purchase 899,000 shares of our shares of common stock at an exercise price of $0.0001, the par value of such shares.

        Mr. Michael Avnimelech our director, and our audit committee financial expert and Mr. Ofer Gur-Arie and Nicholas, The Viscount Bearsted who are directors and members of the audit committee will each receive a compensation of $500 per month and $300 per meeting of our Board of Directors or Board committee that attended. In addition we issued to each of Mr. Avnimelech, Mr. Ofer Gur-Arie and Nicholas, The Viscount Bearsted options to purchase 50,000 shares of our common stock at an exercise price of $0.0001, the par value of such shares.

Employment Agreements

        Our chief executive officer, Nimrod Zahavi, entered into an employment agreement with our Israeli subsidiary on September 1, 2005. Mr. Zahavi receives a salary of NIS 21,000 (approximately $5,200) per month, quarterly bonuses of NIS 9,000 each (approximately $2,200) and an annual bonus of at least two months’ salary. Mr. Zahavi will not be entitled, in the event of termination of his employment to severance pay other than the insurance payable under a manager’s insurance policy. As is customary in Israel, we provide Mr. Zahavi with the use of a car. Mr. Zahavi will be entitled to 60 days’ notice payment in the event of his resignation or in the event of the termination of his employment by us, except for “cause.” We issued to Mr. Zahavi options to purchase 360,000 shares of our shares of common stock at an exercise price of $0.0001, the par value of such shares. Mr. Zahavi has signed a non-disclosure agreement and is obligated to maintain in strict confidentiality all information pertaining to the business of our company and its subsidiaries, and not disclose such information for any purpose other than for the benefit of the company.

Stock Option Plan

        Our 2007 Stock Option Plan, or the 2007 Plan, authorizes the grant of options to purchase up to 2,500,000 shares of our common stock. Employees, officers, directors and consultants of our company, its subsidiaries and affiliates (including DataSafe and its subsidiaries) are eligible to participate in the 2007 Plan. Awards under the 2007 Plan may be granted in the form of options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance. The 2007 Plan has a term of ten years and will terminate in 2017. No award of options may be made after such date.

        The 2007 Plan is currently administered by our Board of Directors, which in the future may delegate such administration to a committee of directors. Subject to the provisions of the 2007 Plan and applicable law, the Board or the Committee has the authority, to determine, among other things, to whom options may be granted, the number of shares of common stock to be covered by each option, the exercise price for each share, the vesting period of the option, and the terms, conditions and restrictions thereof; to construe and interpret the 2007 Plan, to prescribe, amend and rescind rules and regulations relating to the 2007 Plan; and to make all other determinations deemed necessary or advisable for the administration of the 2007 Plan.

        As of December 17, 2007, options to purchase 2,359,000 shares of our common stock were granted under the 2007 Plan. All such options have an exercise price of $0.0001 per share, and were outstanding as of December 17, 2007. As of December 17, 2007, our executive officers and directors as a group, consisting of seven persons, held options to purchase 1,999,000 shares of common stock under the 2007 Plan.

Executive Compensation

        The following table sets forth, for the last completed fiscal year, all compensation paid, distributed or accrued, including salary and bonus amounts, for services rendered to us by (i) our Principal Executive Officers, or PEOs, during the last completed year; (ii) our other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year, and whose total compensation for 2006 exceeded $100,000:

Summary Compensation Table
		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Under-lying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)

Nimrod Zahavi
Chief Executive Officer	2006	$44,494	$4,913	$464

        Code of Business Conduct and Ethics

        We have adopted a Code of Business Conduct and Ethics which applies to all of our employees. The Code is publicly available on our website at www.futureitsoft.com. Written copies are available upon request. If we make any substantive amendments to the Code of Ethics or the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of these codes to our chief executive officer, chief financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

Security Ownership of Certain Beneficial Owners and
Management and Related Stockholder Matters

        The following table sets forth the number of shares of common stock beneficially owned as of December by (i) those persons or groups known to us who will beneficially own more than 5% of our common stock; (ii) each director; (iii) each executive officer whose compensation exceeded $100,000 in the fiscal year ended December 31, 2006; and, (iv) all directors and executive officers as a group. The information is determined in accordance with Rule 13(d) (3) under the Exchange Act based upon information furnished by persons listed or contained in filings made by them with the Securities and Exchange Commission by information provided by such persons directly to us. Except as indicated, the stockholders listed below possess sole voting and investment power with respect to their shares.

Name (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percentage of Outstanding Shares of Common Stock(3)

DataSafe Group Ltd. (4)	15,500,000	65%
Shmuel Bachar (5)	776,200	3.18%
Omer Nirhod (6)	16,635,200	67.12%
Nicholas, The Viscount Bearsted (7)	2,243,000	9.39%
Michael Avnimelech (8)	50,000	0.21%
Ofer Gur-Arie (8)	50,000	0.21%
Nimrod Zahavi (9)	360,000	1.49%
Moti Awadish (10)	50,000	0.21%
All officers and directors as a group
(7) persons (11)	20,164,400	78.03%

* Less than 1% percent

(1)     The addresses of Shmuel Bachar, Omer Nirhod, Nicholas, The Viscount Bearsted, Michael Avnimelech, Ofer Gur-Arie, Nimrod Zahavi and Moti Awadish are c/o DataSafe Group Ltd. 4 Hamalcha Street, North Industrial Area, Lod, Israel.

(2)     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common Stock relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(3)     Based upon 23,840,000 shares of common stock outstanding.

(4)     DataSafe Group Ltd. is controlled by Mr. Omer Nirhod.

(5)     Includes 90,000 shares of common stock held by Mr. Bachar’s spouse, 100,000 shares of common stock held by Shamad Orlan Ltd., a company wholly owned by Mr. Bachar, 46,200 shares of common stock issuable upon the exercise of warrants held by Shamad Orlan Ltd., and 540,000 shares of common stock issuable upon the exercise of options.

(6)     Includes 15,500,000 shares of common stock held by DataSafe Group Ltd., 100,000 shares of common stock held by Anobis Holdings Ltd. a company wholly owned by Mr. Nirhod, 46,200 shares of common stock issuable upon the exercise of warrants held by Anobis Holdings Ltd. and 899,000 shares of common stock issuable upon the exercise of options.

(7)     Includes 693,000 shares of common stock issuable upon the exercise of warrants and 50,000 shares of common stock issuable upon the exercise of options.

(8)     Includes 50,000 shares of common stock issuable upon the exercise of options.

(9)     Includes 360,000 shares of common stock issuable upon the exercise of options.

(10)     Includes 50,000 shares of common stock issuable upon the exercise of options.

(11)     Includes 1,999,000 shares of common stock issuable upon the exercise of options and 785,400 shares of common stock issuable upon the exercise of warrants.

Change in Control

        We are unaware of any arrangement or understanding that may, at a subsequent date, result in a change of control of our company.

Certain Relationships and Related Transactions

        On January 1, 2006, we entered into an agreement with DataSafe Systems, a 96.5% owned subsidiary of DataSafe, which currently owns 65% of the outstanding shares of common stock of our company. This agreement is an outsourcing agreement pursuant to which we received software development services for “MANAGE SQL.” The consideration paid for the services was $233,750, an amount calculated to be cost + 20%. Under the agreement we acquired the ownership of the intellectual property rights in this software product.

        On January 16, 2006, we entered into an agreement with DataSafe Systems for the purchase of “Active Manage”, a software product for the management of Microsoft 2003 servers, and for future development services for such software. In consideration for the rights in the software we paid DataSafe Systems $75,000. In addition, pursuant to the agreement DataSafe Systems will be entitled to royalties in the amount of 10% of the monthly sales generated from the software, for a 36 months period commencing on the date of the agreement. Further development of the software will be charged based on terms to be agreed upon between the parties, prior to the provision of software development services.

        We entered into another agreement with DataSafe Systems on May 17, 2006 for software development services. The software to be developed by DataSafe Systems is entitled “SQL Replicator” and DataSafe Systems is required to develop the product according to the specifications we provided. The consideration for the services was $137,500. $110,000, representing 80% of the total consideration, was paid during 2006.

        On April 22, 2007 we and DataSafe Systems agreed to terminate the above mentioned agreements dated January 16, 2006 and May 17, 2006. It was agreed that we have no further obligations to pay royalties, additional development fees or any other payments to DataSafe Systems with respect to these two agreements.

        On July 20, 2006, we entered into a services agreement with DataSafe Systems, according to which DataSafe Systems provides us with: use of cars leased by DataSafe Systems under a leasing agreement; communication services (cell phones and stationary phones); secretarial and accounting services; general services (graphics, technician jobs, computer maintenance etc.); and service providers use (advertising, couriers etc.). The consideration for these services is as follows:

—	For leased cars - at cost based on the leasing agreement between DataSafe and the leasing companies;

—	For the communication services - approximately $350 for the stationary phones and the actual monthly cost for the cell phones;

—	For the secretarial and accounting services - approximately $3,500 per month;

—	For general services - an hourly rate of $45; and,

—	Service providers use – At the cost charged by each supplier.

        The term of the agreement is until July 20, 2008. We are entitled to terminate the agreement (or any portion of the services) upon 30 days’ prior written notice. On March 7, 2007 we entered into a letter agreement with DataSafe Systems that automatically extends the term of the agreement for additional 12 month periods unless a party notifies the other of termination in a written notice of 90 days prior to the renewal.

        On January 8, 2007 we entered into an option agreement with Future I.T. Ltd., an Israeli company then held 98% by Mr. Omer Nimrod, and 2% by Shamad Orlan Ltd. Mr. Omer Nirhod is our president and director, and the controlling shareholder of DataSafe Group Ltd., our controlling shareholder, or DataSafe. Shamad Orlan Ltd., or Shamad is an Israeli company controlled by Shmuel Bachar, the chairman of our Board of Directors. Pursuant to the agreement, Future I.T. Ltd. issued to us shares constituting 90% of its issued and outstanding share capital. In consideration we provided Future I.T. Ltd. with guarantees for all of the debt incurred by it in the ordinary course of its business. The agreement also provides an option exercisable until January 8, 2008 to purchase the remaining 10% of the shares of Future I.T. Ltd. for additional consideration of $100,000.

        An aggregate of $75,000 of the promissory notes and 270,000 shares of common stock issued in connection with the Bridge Loan were sold to directors and officers of our company, their family members or companies controlled by them. See “January 2007 Bridge Loan” and see “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.” Six investors who participated in the Bridge Loan elected to invest in the Private Placement, paying the difference between the purchase price in the Private Placement and the principal amount of the promissory notes held by them. Of these six investors, two were directors including a director who also serves as an officer, of our company, or companies controlled by them. An aggregate of 200,000 shares of common stock and warrants to purchase up to 92,400 shares of common stock were issued to these two directors of our company or companies controlled by them. See “Private Placement of Shares of Common Stock and Warrants” and see “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.”

Loans

        On December 20, 2006, we obtained a loan from Israel Discount Bank in the amount of $500,000. The principal of this loan is to be repaid to the Bank in 36 equal monthly installments commencing in July 2008. On December 31, 2006, we received a loan from DataSafe in the amount of $650,000, the principal of which is also to be repaid in 36 equal monthly installments commencing in July 2008. Both these loans bear interest at the three-month Dollar LIBOR rate plus 1.75%, payable in 54 monthly payments starting on January 2007.

        In reliance upon an exemption from registration provided by Rule 505 and Regulation S under the Securities Act, in January and February 2007, we issued secured promissory notes and shares of common stock to U.S. accredited investors and to foreign investors. The aggregate principal amount of the promissory notes sold was approximately $400,000. The promissory notes bear interest at an annual rate of 10%. Such interest is calculated monthly on the basis of a 365 day year and is paid in quarterly installments on each April 30, July 31, October 31 and January 31 (or the next succeeding business day) and the maturity date of the notes. In the event of default under the promissory notes the interest will automatically increase to 18% per annum or the maximum rate allowed by applicable law, whichever is less. The principal amount of the notes and any accrued and unpaid interest shall become due and payable on the sooner to occur of (i) within three (3) business days following the receipt by us of funds from Private Placements or a public offering of shares of our common stock in which the we raise a minimum aggregate sum of $1,500,000, or (ii) January 26, 2008. The Bridge Loan is secured by a security interest on all of our assets. In addition, for each approximately $25,000 in principal loaned to us, we issued to the investors 90,000 shares of our common stock and in the aggregate 1,440,000 shares of our common stock were issued to the investors. The par value of the shares of common stock issued to each holder ($0.0001 per share) was deducted by the Company from the promissory notes (and the principal amount of the promissory notes was reduced accordingly) and attributed to the shares of common stock so that all the shares issued to the purchasers of the promissory notes were fully paid-up and nonassesable. The Company recorded a discount of $186,251 to reflect the value of the shares of common stock that were issued to the purchasers of the promissory notes and is amortizing this amount through the maturity date of the promissory notes. An aggregate of $124,263 was amortized through September 30, 2007. An aggregate of $75,000 of the promissory notes and 270,000 shares of common stock were sold to directors and officers of our company, their family members or companies controlled by them.

        Six investors who participated in the Bridge Loan elected to invest in the Private Placement of securities that we completed in December 11, 2007, or the Private Placement, paying the difference between the purchase price in the Private Placement and the principal amount of the promissory notes held by them. Following the investment of the six investors in the Private Placement, the aggregate principal amount of the Bridge Loan was reduced by approximately $175,000.

Selling Stockholders

        The common stock being offered by the selling stockholders were issued or are issuable upon exercise of warrants issued pursuant to the Bridge Loan, the Private Placement transactions and as compensation to the placement agent, advisors and consultants that were employed in connection with such transactions. For additional information regarding the issuance of those shares and warrants, see “January 2007 Bridge Loan” and “Private Placement of Common Stock and Warrants”. We are registering the common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Of the 11,432,020 shares of common stock being offered by the selling stockholders, 3,340,200 shares are being offered by directors and officers of our company, their family members or companies controlled by them. To our knowledge, except as otherwise indicated in the footnotes to the selling stockholders table below, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

        The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders. The second column lists the number of common stock beneficially owned by each selling stockholder, based on its ownership of the common stock and warrants, as of the date of this prospectus, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise. The fourth column lists the common stock being offered by this prospectus by the selling stockholders and the fifth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

         In accordance with the terms of the registration rights agreement with the selling stockholders, this prospectus generally covers the resale of at least sum of (i) the number of shares of common stock initially issued pursuant to the subscription agreements; and (ii) the number of shares of common stock issuable upon exercise of the warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

        The selling stockholders may sell all, some or none of their shares in this offering. See “Offer Statistics, Expected Time Table and Plan of Distribution.”

Name of Selling Shareholder	Number of Common Stock Beneficially Owned Prior to Offering (1)		Percentage of Common Stock Beneficially Owned Prior to Offering (2)	Maximum Number of Common Stock Offered Pursuant to this Prospectus	Number of Common Stock Beneficially Owned After Offering	Percentage of Common Stock Beneficially Owned After Offering

Maller Estate Planning Trust (3)	360,000		1.51%	360,000	0	*
Dahav Financial Systems Ltd.(4)	472,400	(5)	1.97%	472,400	0	*
Itzhak Gillam	236,200	(7)	*	236,200	0	*
Anobis Holdings Ltd.(6)	1,045,200	(8)	4.21%	146,200	899,000	3.63%
Omer Nirhod	90,000		*	90,000	0	*
Avram Gafner	90,000		*	90,000	0	*
Avram and Angela Lehrer	90,000		*	90,000	0	*
Yossef Bar Eli	236,200	(7)	*	236,200	0	*
Shamad Orlan Ltd.(9)	686,200	(10)	2.81%	146,200	540,000	2.21%
Adia Bachar(11)	90,000		*	90,000	0	*
Mathew Wohl	236,200	(7)	*	236,200	0	*
Frida Suksaman Djemal	90,000		*	90,000	0	*
Percision Enterprises Ltd. (12)	90,000		*	90,000	0	*
Daniel Zahavi	90,000		*	90,000	0	*
Ira Morstyn	584,800	(13)	*	584,800	0	*
Kamil Mishal	146,200	(7)	*	146,200	0	*
Ezra Ben-Kohav	146,200	(7)	*	146,200	0	*
Halaka Company Ltd. (14)	292,400	(5)	1.22%	292,400	0	*
Guy Levi	146,200	(7)	*	146,200	0	*
Remi Samuel	292,400	(5)	1.22%	292,400	0	*
Avi Hamawi	146,200	(7)	*	146,200	0	*
Doron & Sigal Imbar	146,200	(7)	*	146,200	0	*
Yoram Nirhod	584,800	(11)	*	584,800	0	*
Computrain Ltd.(15)	146,200	(7)	*	146,200	0	*
Stephen Colman	146,200	(7)	*	146,200	0	*
Shlomi Yarmus	146,200	(7)	*	146,200	0	*
Robert Imershein	292,400	(5)	1.22%	292,400	0	*
Graham Newman	154,380	(16)		154,380	0	*
Max Canddioti	146,200	(7)	*	146,200	0	*
Daniela Ruddof	146,200	(7)	*	146,200	0	*
Nicolas The Viscount Bearstaed	2,243,000	(17)	9.12%	2,193,000	50,000	0.21%
Anthony Harris	146,200	(7)	*	146,200	0	*
Bruce & Lori Hershenov	146,200	(7)	*	146,200	0	*
CMS Capital Ltd. (18)	292,400	(5)	1.22%	292,400	0	*
Emanuel Sklar Revokable Trust (19)	146,200	(7)	*	146,200	0	*
Marc Feder	146,200	(7)	*	146,200	0	*
Solomon Mayer	146,200	(7)	*	146,200	0	*
Isram Capital Ltd. (20)	170,000		*	170,000	0	*
Mike Michelson	164,616	(21)	*	164,616	0	*
Kanyanei Bar-Reket Ltd. (22)	26,810	(23)	*	26,810	0	*
Samuel Pilzer	29,478	(24)	*	29,748	0	*
David Duke Capital(25)	2,250	(26)	*	2,250	0	*
Gary J. Sandler	18,590	(27)	*	18,590	0	*
Haia Van Gelderen	7,438	(28)	*	7,438	0	*
IBDC Israel(29)	510,984	(30)	2.13%	510,984	0	*
JH Darbie(31)	1,140,756	(32)	4.85%	1,140,756	0	*
David Noll	17,848	(33)	*	17,848	0	*

* Less than 1%

(1)     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common stock relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)     Based upon 23,840,000 shares of common stock outstanding.

(3)     The Trustee for the Maller Estate Planning Trust is Mr. Melvyn Maller.

(4)     Mr. Dove Halperin is the sole owner of Dahav Financial Systems Ltd. and may be deemed to hold the voting and investment powers for the common stock held by Dahav Financial Systems Ltd.

(5)     Includes 92,400 shares of common stock issuable upon the exercise of warrants.

(6)     Mr. Omer Nirhod, the controlling shareholder of DataSafe, our controlling shareholder and the president and director of our company is the sole owner of Anobis Holdings Ltd., and may be deemed to hold the voting and investment powers for the common stock held by Anobis Holdings Ltd.

(7)     Includes 46,200 shares of common stock issuable upon the exercise of warrants.

(8)     Includes 46,200 shares of common stock issuable upon the exercise of warrants and 899,000 shares issuable upon the exercise of options.

(9)     Mr. Shmuel Bachar, the chairman of our Board of Directors is the sole owner of Shamad Orlan Ltd. and may be deemed to hold the voting and investment powers for the common stock held by Shamad Orlan Ltd.

(10)     Includes 46,200 shares of common stock issuable upon the exercise of warrants and 540,000 shares issuable upon the exercise of options.

(11)     Mrs. Adia Bachar is the wife of Mr. Shmuel Bachar, the chairman of our Board of Directors.

(12)     Mr. Sean Hogan is the sole owner of Percision Enterprises Ltd. and may be deemed to hold the voting and investment powers for the common stock held by Percision Enterprises Ltd.

(13)     Includes 184,800 shares of common stock issuable upon the exercise of warrants.

(14)     Each of Mr. Jacob Immanuel, Mrs. Ora Immanuel Mr. Haim Etani and Mrs. Ora Etani is 25% owner of Halaka Company Ltd. Messrs. Jacob Immanuel and Haim Etani are the managing directors and hold the voting and investment powers for the common stock held by Halaka Company Ltd.

(15)     Mr. Shlomo Zfrir is the sole owner of Computrain Ltd. and may be deemed to hold the voting and investment powers for the common stock held by Computrain Ltd.

(16)     Includes 48,880 shares of common stock issuable upon the exercise of warrants

(17)     Includes 693,000 shares of common stock issuable upon the exercise of warrants and 50,000 shares issuable upon the exercise of options.

(18)     Mr. Howard Weiss is the sole owner of CMS Capital Ltd. and may be deemed to hold the voting and investment powers for the common stock held by CMS Capital Ltd.

(19)    The Trustee for the Emanuel Sklar Revokable Trust is Mr. Emanuel Sklar.

(20)     Mr. Mike Mikelson is the sole owner of Isram Capital Ltd. and may be deemed to hold the voting and investment powers for the common stock held by Isram Capital Ltd.

(21)     Includes 164,616 shares of common stock issuable upon the exercise of warrants.

(22)     Mr. Cornelis Haim Den Heijer is the controlling shareholder of Kanyanei Bar-Reket Ltd. and may be deemed to hold the voting and investment powers for the common stock held by Kanyanei Bar-Reket Ltd.

(23)     Includes 11,810 shares of common stock issuable upon the exercise of warrants.

(24)     Includes 9,748 shares of common stock issuable upon the exercise of warrants.

(25)     Mr. David Duke is the sole owner of David Duke Capital and may be deemed to hold the voting and investment powers for the common stock held by David Duke Capital.

(26)     Includes 2,250 shares of common stock issuable upon the exercise of warrants.

(27)     Includes 6,090 shares of common stock issuable upon the exercise of warrants.

(28)     Includes 2,438 shares of common stock issuable upon the exercise of warrants.

(29)     Messrs. Eyal Diskin and Robert Levitz each holds 50% of the shares of IBDC Israel, Ltd. and may be deemed to hold the voting and investment powers for the shares of common stock held by IBDC Israel. The shares of common stock were issued to IBDC Israel, Ltd. and are issuable to IBDC Israel, Ltd., upon the exercise of warrants, in each case as compensation for the provision of consulting services.

(30)     Includes 111,984 shares of common stock issuable upon the exercise of warrants.

(31)     Mr. Robert Rabinowitz. is the sole owner of JH Darbie and may be deemed to hold the voting and investment powers for the shares of common stock held by JH Darbie. JH Darbie is a registered broker-dealer. The shares of common stock were issued to JH Darbie, and are issuable to JH Darbie, upon the exercise of warrants, in each case as compensation for provision of placement agent services.

(32)     Includes 279,756 shares of common stock issuable upon the exercise of warrants.

(33)     Includes 5,848 shares of common stock issuable upon the exercise of warrants.

Plan of Distribution

        We are registering the common stock issued and issuable upon exercise of the warrants to permit the resale of these common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the common stock. We will bear all fees and expenses incident to our obligation to register the common stock.

         The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

—	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

—	in the over-the-counter market;

—	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

—	through the writing of options, whether such options are listed on an options exchange or otherwise;

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

—	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

—	an exchange distribution in accordance with the rules of the applicable exchange;

—	privately negotiated transactions;

—	short sales;

—	sales pursuant to Rule 144;

—	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

—	a combination of any such methods of sale; and

—	any other method permitted pursuant to applicable law.

        If the selling stockholders effect such transactions by selling common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell common stock short and deliver common stock covered by this prospectus to close out short positions. The selling stockholders may also loan or pledge common stock to broker-dealers that in turn may sell such shares.

        The selling stockholders may pledge or grant a security interest in some or all of the warrants or common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling stockholders and any broker-dealer participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any selling stockholder will sell any or all of the common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

        The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

        We have been informed by the selling stockholders that they have not taken, nor do they plan to take, a short position or other form of hedging in the our common stock prior to the effectiveness of this resale registration statement.

        We will pay all expenses of the registration of the common stock pursuant to the registration rights agreements; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

        Once sold under the registration statement, of which this prospectus forms a part, the common stock will be freely tradable in the hands of persons other than our affiliates.

Penny Stock Rules

        The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” which for the purposes relevant to us, is any equity security that has a market price of less than $5.00 per share or having an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

—	that a broker or dealer approve a person's account for transactions in penny stocks; and

—	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

—	In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

—	obtain financial information and investment experience objectives of the person; and

—	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        A broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

—	sets forth the basis on which the broker or dealer made the suitability determination; and

—	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

        Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Description of Securities

Voting Rights

        All of our shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors.

Liquidation Rights

        In the event of liquidation of our company, each shareholder is entitled to receive a proportionate share of the company’s assets available for distribution to shareholders after the payment of liabilities. All of our shares of common stock issued and outstanding are fully-paid and nonassessable.

Dividend Rights

        Holders of our shares of common stock are entitled to share pro rata in dividends and distributions with respect to the common stock when, and if, declared by the Board of Directors out of funds legally available therefor. We have not paid any dividends on our common stock and intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and our financial condition.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for our common stock is Worldwide Stock Transfer, LLC.

Legal Matters

        Certain legal matters in connection with the registration of the common stock hereunder will be passed upon for us by Carter Ledyard and Milburn LLP.

Experts

        Our consolidated financial statements included herein as of and for the years ended December 31, 2005 and 2006, have been audited by Brightman Almagor & Co. certified public accountants a member firm of Deloitte Touche Tomatsu as set forth in their report included herein. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Interest of Named Experts

        None.

Where You Can Best Find More Information;
Incorporation of Certain Information by Reference

        This prospectus is a part of a registration statement on Form S-B2 of FutureIT, Inc., Registration No. 333- _________ , which we filed with the Securities and Exchange Commission under the Securities Act. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto. As such we make reference in this prospectus to the registration statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

        We will file annual, quarterly and special reports and other information with the Securities and Exchange Commission. For further information about us, you may read and copy these filings at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 551-8090.

FutureIT, Inc.
Financial Statements
As of September 30, 2007

FutureIT, Inc.

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007

U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

FutureIT, Inc.

We have audited the accompanying consolidated balance sheets of FutureIT, Inc. (“the Company”) as of September 30, 2007, and December 31, 2006 and the related statements of operations, stockholders’ deficiency and cash flows for the nine-month period ended September 30, 2007 and for each of the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of September 30, 2007, and December 31, 2006, and the results of its operations and cash flows for the nine-month period ended September 30, 2007 and for each of the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the financial statements, the Company’s recurring losses from operations and shareholders’ deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1c. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Brightman Almagor & Co.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
November 29, 2007

FutureIT, INC.

BALANCE SHEET

U.S. dollars

		September 30,	December 31,
	Note	2 0 0 7	2 0 0 6

ASSETS

Current assets
Cash and cash equivalents		$102,474	$26
Trade account receivable, net of allowance for doubtful accounts of $ 5,435 and $ 0 as of September 30, 2007 and December 31,
2006, respectively		32,181	61,561
Other receivables and prepaid expenses		57,739	1,221

Total current assets		192,394	62,808
Property and equipment	3
Cost		45,190	28,129
Less - Accumulated depreciation and amortization		14,798	6,199

Property and equipment, net		30,392	21,930

Total assets		$222,786	$84,738

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities
Bank credit		$-	$1,208
Trade accounts payable		104,478	5,039
Other payables and accrued expenses	4	280,873	64,757
Deferred revenues		121,091	23,352
Current maturities of long-term debt	5	95,831	-
Bridge loan	1	341,174	-

Total current liabilities		943,447	94,356

Long term loans	5
Loan from bank		458,334	500,000
Loan from related party		595,835	650,000

Total long term loans		1,054,169	1,150,000

Accrued severance pay, net	7	4,465	6,647

Stockholders' deficiency
Share capital:	8
Common Stock of $ 0.0001 par value:
Authorized -20,000,000 as of September 30, 2007 and
December 31,2006;
Issued and Outstanding - 16,940,000 as of September 30,
2007 and 15,500,000 as of December 31, 2006		1,694	1,550
Additional paid in capital		687,578	22
Accumulated deficit		(2,468,567)	(1,167,837)

Total Stockholders' deficiency		(1,779,295)	(1,166,265)

Total liabilities and stockholders' deficiency		$222,786	$84,738

The accompanying notes are an integral part of the financial statements.

FutureIT INC.

STATEMENT OF OPERATION

U.S. dollars

		Nine months ended		Year ended
		September 30,		December 31,
		2007	2006	2006	2005
			(Unaudited)

Revenues		$107,836	101,663	$160,632	$12,347
Maintenance revenue		2,319	677	1,537	65

		110,155	102,340	162,169	12,412
Cost of revenues		69,024	10,556	18,042	17,392

Gross profit (loss)		41,131	91,784	144,127	(4,980)

Expenses
Research and development		57,927	448,388	574,831	95,364
Marketing and selling expenses	10	259,731	48,890	77,898	-
General and administration	11	877,917	175,145	249,880	87,818

Operating expenses		1,195,575	672,423	902,609	183,182

Operating loss before financial expenses, net		1,154,444	580,639	758,482	188,162

Financial expenses, net		146,286	40,282	67,689	5,210

Net loss		$1,300,730	$620,921	$826,171	193,372

Basic and diluted net loss per share		(0.08)	(0.04)	(0.05)	(0.05)

Number of shares used in computing basic and diluted net loss per share		16,460,000	15,500,000	15,500,000	15,500,000

The accompanying notes are an integral part of the financial statements.

FutureIT INC.

STATEMENTS OF STOCKHOLDERS' DEFICIENCY

U.S. dollars

	Number of Ordinary Shares	Share capital	Additional Paid in Capital	Accumulated deficit	Total Stockholders' deficiency

Balance as of December 31, 2005		$-	$22	$(341,666)	$(341,644)

Issuance of shares	15,500,000	1,550	-	-	1,550

Net loss	-	-	-	(826,171)	(826,171)

Balance as of December 31, 2006	15,500,000	1,550	22	(1,167,837)	(1,166,265)

Share issuance in connection with loans (see Note 1)	1,440,000	144	186,251	-	186,395

Stock based compensation	-	-	501,305	-	501,305

Net loss	-	-	-	(1,300,730)	(1,300,730)

Balance as of September 30, 2007	$16,940,000	$1,694	$687,578	$(2,468,567)	$(1,779,295)

The accompanying notes are an integral part of the financial statements.

FutureIT INC.

STATEMENT OF CASH FLOWS

U.S. dollars

	Nine months ended September 30,		Year ended December 31,
	2007	2006	2006
		(Unaudited)

Cash flows from operating activities:
Net loss	$(1,300,730)	$(620,921)	$(826,171)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	8,599	3,186	5,182
Amortization of deferred compensation	501,305	-	-
Accrued interest on bridge loan	3,306	-	-
Amortization of bridge loan discount	124,263	-	-
Increase (decrease) in accrued severance pay, net	(2,182)	3,017	6,647
Decrease (increase) in trade receivables	29,380	(204)	(34,866)
Increase in other accounts receivable and
Increase in prepaid expenses	(56,518)	(59,397)	(1,199)
Increase in trade accounts payables	99,439	24,871	2,572
Increase in other payables and accrued expenses	216,116	905,782	11,667
Increase (decrease) in deferred revenues	97,739	(3,425)	-

Net cash provided (used in) operating activities	(279,283)	252,909	(836,168)

Cash flows from investing activities:
Purchase of property and equipment	(17,061)	(11,757)	(18,236)
Proceeds from short-term bank deposits	-	66,511	66,511

Net cash provided by (used in) investing activities	(17,061)	54,754	48,275

Cash flows from financing activities:
Decrease in bank credit	(1,208)	(236,320)	(362,081)
Loan from bank	-	-	500,000
Loan from related party	-	-	650,000
Issuance of Share Capital	186,395	-	-
Bridge loan received	213,605	-	-

Net cash provided by (used in) financing activities	398,792	(236,320)	787,919

Increase in cash and cash equivalents	102,448	71,343	26
Cash and cash equivalents at the beginning of the period	26	-	-

Cash and cash equivalents at the end of the period	$102,474	$71,343	$26

The accompanying notes are an integral part of the consolidated financial statements

FutureIT INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 1	–	GENERAL

a.	FutureIT, Inc. (“the Company”)was incorporated in the State of Delaware on October 27, 2006.

The Company is a subsidiary of DataSafe Group Ltd. (91.5%), an Israeli company.

On January 8, 2007 the Company entered into an option agreement with Future I.T. Ltd., an Israeli company controlled by Omer Nimrod (98%), a director and president of the Company who is a controlling shareholder of DataSafe Group Ltd., and with Shamad Orlan Ltd. (2%), an Israeli company controlled by Shmuel Bachar, Chairman of the Board of Directors of the Company. Pursuant to the agreement, Future I.T. Ltd. issued shares to the Company constituting 90% of its issued and outstanding share capital. The Company also granted guarantees to Future I.T. Ltd. for all of the debt incurred by the latter in the ordinary course of its business. The agreement also provides an option exercisable until January 8, 2008 to purchase the remaining 10% of the shares of Future I.T. Ltd. for additional consideration of $100,000.

In accordance with Statement of Financial Accounting Standards (SFAS) 141 “Business Combinations” this transaction was accounted for as a reorganization of entities under common control. Accordingly, the consolidated financial statements of the Company for all periods are presented as if the reorganization occurred at the beginning of the earliest period presented and include the accounts of Future I.T. Ltd. on a historical cost basis, in a manner similar to a pooling of interests.

The Company markets and sells its products primarily through distributors and resellers in Israel and European countries but revenues to date have been generated mainly from Israel. The Company has two wholly owned operating subsidiaries – Future I.T. Ltd., an Israeli company, engaged mainly in research & development, sales & marketing and support, and Future IT Software Limited, a UK company that is engaged in marketing.

The Company does not hold any patents and relies upon a combination of security devices, copyrights, trade secret laws and contractual restrictions to protect its rights in the products.

FutureIT INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 1	–	GENERAL (Cont.)

b.	Recent Developments

In reliance upon the exemption from registration provided by Rule 505 under the Securities Act of 1933, as amended, the Company, in January and February 2007, issued secured promissory notes to a total of 12 “accredited investors”, as that term is defined under the Securities Act of 1933, as amended, in the aggregate principal amount of $400,000. The promissory notes bear interest at the rate of 10% per year. The interest is calculated monthly on the basis of a 365 day year and paid in quarterly installments on each April 30, July 31, October 31 and January 31 (or the next succeeding business day) and the maturity date of the promissory notes. In the event of default under the promissory notes the interest will automatically increase to 18% or the maximum rate allowed by applicable law, whichever is less. The principal amount of the promissory notes and any accrued and unpaid interest will become due and payable on the sooner to occur of (i) within three (3) business days following the receipt by the Company of funds from private placements or a public offering of shares of the Company’s common stock in which the Company cumulatively raises a minimum of $1,500,000, or (ii) January 26, 2008. The bridge loans are secured by a security interest on all the Company’s assets. In addition, for each $25,000 in principal amount loaned to the Company, the Company issued 90,000 shares of its common stock and in the aggregate, 1,440,000 shares of common stock were issued. The par value of the shares of common stock issued to each lender ($0.0001 per share) was deducted by the Company from the promissory notes (and the principal amount of the promissory notes was reduced accordingly) and attributed to the shares of common stock so that all the shares issued to the purchasers of the promissory notes were fully paid-up and nonassesable. An aggregate of $75,000 of the promissory notes and 270,000 shares of common stock were sold to the Company’s directors and officers or their family members (or companies controlled by them).

The Company recorded a discount of $ 186,251 to reflect the value of the shares of common stock that were issued to the purchasers of the promissory notes and is amortizing this amount through the maturity date of the promissory notes. An aggregate of $ 124,263 was amortized through September 30, 2007.

September 30, 2007

Bridge loan	$399,856
Discount	(61,988)
Accrued interest	3,306

$341,174

c.	Going Concern

The Company’s net loss and negative cash flows from operating activities for the nine-month period ended September 30, 2007 was $1,300,730 and $279,283, respectively. The Company’s ability to continue operating as a “going concern” is dependent on its ability to raise sufficient additional working capital. Management’s plans in this regard include raising additional cash from current and potential stockholders and increasing the marketing of its current and new products.

FutureIT INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars

The functional currency of the Company is the U.S dollar, as the U.S dollar is the primary currency of the economic environment in which the company has operated and expects to continue to operate in the foreseeable future. The majority of Company’s revenues is denominated in U.S. dollars. The majority of the Company’s operations is currently conducted in Israel and most of the Israeli expenses are currently denominated in new Israeli shekels (“NIS”); Financing activities including loans, equity transactions cash investments, are made in U.S dollars.

The Company’s transactions and balances denominated in U.S dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S dollars in accordance with statement No. 52 of the Financial Accounting Standard Board (“FASB”). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany company transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less. Bank deposits with maturities of more than three months but less than one year are included in Bank deposits.

e.	Fixed assets

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Computers and peripheral equipment – 3 years

The Company periodically assesses the recoverability of the carrying amount of fixed assets and provides for any possible impairment loss upon the difference between the carrying amount and fair value of such assets in accordance with statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”.

f.	Research and development costs

SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model, as a result, research and development costs incurred by the Company to date have been charged to operating expenses.

FutureIT INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

g.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The Company maintains cash and cash equivalents with major financial institutions and limits the amount of credit exposure with any institution.

The Company performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses. An allowance for doubtful accounts is determined with respect to specific accounts receivable that the management evaluates to be uncollectible.

h.	Stock-based compensation

The Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R) requiring that compensation cost relating to share-based payment awards made to employees and directors be recognized in the financial statements. The awards issued under Company’s stock-based compensation plans are described in Note 13, “Stockholder’s Equity”. The cost for such awards is measured at the grant date based on the calculated fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods (generally the vesting period of the equity award) in the Company’s Consolidated Statement of Operations. The effects of stock-based compensation resulting from the application of SFAS No. 123R in the amount of $501,000 is included in Statement of Operations under general and administrative expenses. SFAS No. 123R requires forfeitures to be estimated at the time of grant in order to estimate the portion of the award that will ultimately vest. Such portion is currently estimated at 0%.

The exercise price of the options granted under the plan is the nominal value of the shares into which such options are exercised, which is deemed insignificant. As such, the values of the options are similar to the values of restricted shares, accordingly, the value of the award is based on the fair value of the Company’s ordinary shares at the date of grant. Such values were determined based on the considerations raised in the October 07 private placement.

i	Revenue recognition

Revenues from the sale of products are recognized when all criteria outlined in Statement of Position 97-2 “Software Revenue Recognition” (as amended) (“SOP 97-2”) are met. Therefore, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable.

The Company is not able to establish VSOE on it post-contact customer support (“PCS”) services for all arrangements. Accordingly, when PCS is an element of these sale arrangements, revenue on the entire arrangement is deferred and recognized over the initial customer support period.

FutureIT INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

j.	Effects of recently issued accounting standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The measurement and disclosure requirements are effective for the Company beginning in the first quarter of fiscal 2008. The Company is currently evaluating the impact SFAS No. 157 may have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS No. 159 is effective beginning in the first quarter of fiscal year 2008. Currently, the Company does not believe that the adoption of SFAS No. 159 will have a significant impact on its consolidated financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3). EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 applies prospectively for new contractual arrangements entered into beginning in the first quarter of fiscal year 2008. The adoption of EITF 07-3 is not expected to have a significant impact on the Company’s consolidated financial statements.

NOTE 3	–	PROPERTY AND EQUIPMENT, NET

	September 30, 2007	December 31, 2006

Cost:
Computers and peripheral equipment	$45,190	$28,129

Accumulated depreciation:
Computers and peripheral equipment	14,798	6,199

Property and equipment, net	$30,392	$21,930

Depreciation expenses for the period of nine months ended September 30 2007 and for the years ended December 31 2006 and 2005 amounted to $ 8,599, $ 5,182 and $ 1,017, respectively.

FutureIT INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 4	–	OTHER PAYABLES AND ACCRUED EXPENSES

	September 30, 2007	December 31, 2006

Related party	$201,676	$21,104
Accrued expenses	40,149	6,741
Payroll and related amounts	31,437	36,708
Other	7,611	204

	$280,873	$64,757

NOTE 5	–	LONG-TERM LOANS

a.	COMPOSITION:

	Effective interest rate as of December 31, 2006	September 30,	December 31,
	%	2 0 0 7	2 0 0 6

Loan from bank	(1) 7.07	$500,000	$500,000
Loan from related party	(1) 7.07	650,000	650,000

Total long-term debt		1,150,000	1,150,000
Less - current maturities of long - term debt		(95,831)	-

		1,054,169	1,150,000

(1)	Bearing interest based on the three-month USD Libor rate plus 1.75%.

Loan from bank

Received on December 20, 2006, to be return in 36 equal payments starting on July 20, 2008.

Loan from related party:

Received on December 31, 2006, to be return in 36 equal payments starting on July 31, 2008

b.	REPAYMENT SCHEDULE

Loan from bank

The balance of the long-term debt as of September 30, 2007 is repayable as follows:

2008	$83,344
2009	$166,668
2010	$166,668
2011	$83,320

$500,000

Loan from related company

The balance of the long-term debt as of September 30, 2007 is repayable as follows:

2008	$108,334
2009	$216,670
2010	$216,670
2011	$108,326

$650,000

FutureIT INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 6	–	COMMITMENTS AND CONTINGENT LIABILITIES

Software development agreement

The Company has entered into a number of agreements with DataSafe Systems Ltd., (a related party) which deal with the development of software by DataSafe Systems Ltd. on behalf of the Company:

a.	A software development agreement signed on January 1, 2006 for the consideration of $233,750. The full consideration was paid during 2006 and the related expense is included in development expenses.

b.	An agreement signed on January 16, 2006 for the sale of software by DataSafe Systems Ltd., to the Company, and the future development of the software. The consideration paid for the rights to the software was $75,000 plus future royalties of 10% of the monthly sales generated from the software, for a 36 months period commencing on the date of the agreement. The royalties shall not exceed $100,000 and be not less than $25,000. The Company paid DataSafe Systems Ltd. $75,000.

Further development of the software will be charged based on terms to be agreed upon between the parties in advance prior to the development.

c.	A software development agreement signed on May 17, 2006, for a consideration of $137,500. $110,000 (representing 80% of the total consideration) was paid during 2006.

d.	On April 22, 2007 the Company and DataSafe System Ltd. agreed to terminate the agreements signed on January 16, 2006 and on May 17,2006, pursuant to which the Company has no further obligations to pay royalties or additional development fees or any other payments to DataSafe Systems Ltd. in regard to these two agreements.

Rental agreement

On June 20, 2006 the Company entered into an agreement with DataSafe Systems Ltd., for the use of a portion of the office space leased by DataSafe Systems Ltd. from a third party. The consideration for this agreement totals $2,000 a month. Monthly rental fees will increase proportionally to the rental fees paid by DataSafe Systems Ltd. to the landlord. The agreement covers the period ending August 31, 2008. The Company has an option to extend the agreement so long as DataSafe Systems Ltd extends its agreement. In addition, the Company agreed that it will contribute to the cost of the maintenance and utilities fees paid by DataSafe Systems Ltd. in the amount of $1,750 a month. The Company will be required to deposit a security with DataSafe System Ltd, covering a six month period, should their be a change in control of the Company.

Services agreement

On July 20, 2006 the Company entered into an agreement with DataSafe Systems Ltd., for services to be provided to the Company. The agreements provides for the payment of Director’s expenses of NIS 15,000 ($3,850) each month and the payment of NIS 13,500 ($3,470) each month for secretarial and finance staff expenses. The agreement also provides for the reimbursement of fees for leasing, car and communications expenses. The agreement is for a period of 24 months.

FutureIT INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 7	–	ACCRUED SEVERANCE PAY

Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and employees leaving its employ in certain other circumstances. The Company’s severance payment obligation, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee’s employment, is reflected by the accrual presented in the balance sheet and is partially funded by deposits with insurance companies and provident funds.

Severance pay expenses amounted to $4,465 for nine months ended September 30, 2007 and $6,647 for the years ended December 31, 2006

NOTE 8	–	STOCKHOLDER’S DEFICIENCY

In January 2007, the Company adopted the 2007 Share option Plan (the “2007 Plan”). A total of 2.5 million shares of common stock were originally reserved for issuance under the 2007 Plan. The 2007 Plan provides for the grant of incentive stock options. The Board of Directors is responsible for determining the type of award, when and to whom awards are granted, the number of shares and the terms of the awards and exercise prices. The options are exercisable for a period not to exceed four years from the date of grant. Vesting periods range from immediately to two years.

The Company applied the provisions of SFAS No. 123(R) which require employee share-based equity awards to be accounted for under the fair value method. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods.

The exercise price of the options granted to date under the 2007 Plan is the nominal value of the shares into which such options are exercised, which is deemed insignificant. As such, the values of the options are similar to the values of restricted shares, Accordingly, the value of the awards was based on the fair value of the Company’s ordinary shares at the date of grant. Such values were determined based on the considerations raised in the October 2007 private placement.

During 2007 the Company recorded stock-based compensation expenses of $501,000. The following is a summary of the Company’s outstanding options:

	September 30, 2007
	Amount of Options	Exercise Price

Outstanding at the beginning of the year	-	$-

Granted	2,052,000	0.01
Forfeited	-	-
Outstanding at the end of the year	2,052,000	0.01

Exercisable at the end of the year	-	$-

As of September 30, 2007 weighted average remaining contractual life of the outstanding options is 3.25 years, and no options are currently exercisable.

FutureIT INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9	–	TAXES ON INCOME

Deferred tax assets consist of the following at September 30:

	September 30,	December 31,
	2 0 0 7	2 0 0 6

Net operating losses carry-forwards	$422,845	$257,542
R&D cost temporary differences	82,764	128,443
Accrued vacation	1,683	739
Accrued severance pay, net	1,085	1,573

	508,377	388,297

Valuation allowance	(508,377)	(388,297)

Long-term deferred tax asset, net of allowance	$-	$-

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences, unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since the realization of the net operating loss carry-forwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

As of September 30, 2007, the Company’s Israeli subsidiary had net operating loss (“NOL”) carryforwards for Israeli tax purposes of approximately $477,000, which may be used to offset taxable income, subject to annual limitations. Such NOL has no expiration date.

TAX RECONCILLIATION

The following is a reconciliation of the income taxes assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the actual taxes on income, in the statement of operations:

	September 30,	December 31,
	2 0 0 7	2 0 0 6

Loss before taxes on income	$(1,300,730)	$(824,621)

Statutory tax rates	29%	31%

Theoretical tax benefit	(377,212)	(255,633)

Non-deductible expenses	232,255	-
Increase in valuation allowance	120,080	253,464
Other	24,877	2,169

	377,212	255,633

Actual tax expense / income	$-	$-

TAX ASSESMENTS

The Company’s Israeli subsidiary has not been assessed for income tax purposes since its incorporation.

FutureIT INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 10	–	MARKETING AND SELLING EXPENSES

	Nine months ended September 30,		Year ended December 31
	2 0 0 7	2 0 0 6	2 0 0 6	2 0 0 5
		(Unaudited)

Salaries and related expenses	$187,409	$43,875	$66,631	$-
Marketing expenses	63,168	5,015	7,823	-
Others	9,154	-	3,444	-

	$259,731	$48,890	$77,898	$-

NOTE 11	–	GENERAL AND ADMINISTRATIVE

	Nine months ended September 30,		Year ended December 31
	2 0 0 7	2 0 0 6	2 0 0 6	2 0 0 5
		(Unaudited)

Salaries and related expenses	$626,870	$69,844	$89,994	$17,467
Rent and maintenance	64,985	68,174	53,226	-
Depreciation	8,595	3,177	5,182	1,017
Travel	40,720	9,653	12,660	-
Professional services	73,413	24,181	32,688	2,435
Others	63,334	116	56,130	66,899

	$877,917	$175,145	$249,880	$87,818

FutureIT INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 12	–	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

		For the nine month periods ended September 30,		For the year ended December 31,
		2 0 0 7	2 0 0 6	2 0 0 6
			(Unaudited)

a.	Expenses:
	Software development	$-	$431,552	$503,699
	Rent	35,107	19,703	53,226
	General services	18,466	47,271	67,500
	Salaries	21,619	-	64,952
	Directors insurance	26,611	-	2,500

		$101,803	$498,526	$691,877

For more information see – note 6

		September 30,	December, 31
		2 0 0 7	2 0 0 6

b.	Balances with related parties:
	Long-term loan	$650,000	$650,000
	Other accounts payable	$47,689	$8,689

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law, or DGCL, permits, in general, a Delaware corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceeding to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. Section 145(e) of the DGCL permits the corporation to pay such costs or expenses in advance of a final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification under the DGCL. Section 145(f) of the DGCL provides that the indemnification and advancement of expense provisions contained in the DGCL shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.

        Our certificate of incorporation provide, in general, that we shall indemnify, to the fullest extent permitted by law, any and all persons whom we shall have the power to indemnify under those provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by those provisions. Our certificate of incorporation and bylaws also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or which they may be lawfully granted.

        We entered into indemnification agreements with each of our current directors to give these directors additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. We expect to enter into a similar agreement with any new directors. We expect to acquire a liability insurance for our directors’ and officers’.

Item 25.	Other Expenses of Issuance and Distribution

        The expenses of the issuance and distribution of the securities being registered hereby, other than selling discounts and commissions, are estimated as follows:

Securities and Exchange Commission registration fee	$175.49
FINRA filing fee	-
Legal fees and expenses	85,000
Accounting fees and expenses	48,000
Printing fees and expenses	-
Miscellaneous	2,224.51

Total	135,400

Item 26.	Recent Sales of Unregistered Securities

January 2007 Bridge Loan

        In reliance upon an exemption from registration provided by Rule 505 and Regulation S under the Securities Act, in January and February 2007, we issued secured promissory notes and shares of common stock to U.S. accredited investors and to foreign investors. The aggregate principal amount of the promissory notes sold was approximately $400,000. The promissory notes bear interest at an annual rate of 10%. Such interest is calculated monthly on the basis of a 365 day year and is paid in quarterly installments on each April 30, July 31, October 31 and January 31 (or the next succeeding business day) and the maturity date of the notes. In the event of default under the promissory notes the interest will automatically increase to 18% per annum or the maximum rate allowed by applicable law, whichever is less. The principal amount of the notes and any accrued and unpaid interest shall become due and payable on the sooner to occur of (i) within three (3) business days following the receipt by us of funds from Private Placements or a public offering of shares of our common stock in which the we raise a minimum aggregate sum of $1,500,000, or (ii) January 26, 2008. The Bridge Loan is secured by a security interest on all of our assets. In addition, for each approximately $25,000 in principal loaned to us, we issued to the investors 90,000 shares of our common stock and in the aggregate 1,440,000 shares of our common stock were issued to the investors. The par value of the shares of common stock issued to each holder ($0.0001 per share) was deducted by the Company from the promissory notes (and the principal amount of the promissory notes was reduced accordingly) and attributed to the shares of common stock so that all the shares issued to the purchasers of the promissory notes were fully paid-up and nonassesable. The Company recorded a discount of $186,251 to reflect the value of the shares of common stock that were issued to the purchasers of the promissory notes and is amortizing this amount through the maturity date of the promissory notes. An aggregate of $124,263 was amortized through September 30, 2007. An aggregate of $75,000 of the promissory notes and 270,000 shares of common stock were sold to directors and officers of our company, their family members or companies controlled by them.

        Six investors who participated in the Bridge Loan elected to invest in the Private Placement of securities that we completed in December 11, 2007, or the Private Placement, paying the difference between the purchase price in the Private Placement and the principal amount of the promissory notes held by them. Following the investment of the six investors in the Private Placement, the aggregate principal amount of the Bridge Loan was reduced by approximately $175,000.

Private Placement of Shares of Common Stock and Warrants

        In reliance upon exemptions from registration provided by Rule 505 and Regulation S under the Securities Act, we sold 5,400,000 shares of our common stock to U.S. accredited investors and foreign investors, as such terms are defined under the Securities Act. The purchase price per share of common stock was $0.30 per share. We also granted the investors a right to purchase up to an aggregate of 2,494,800 additional shares of common stock at $0.50 per share issuable upon the exercise of warrants, exercisable until the earlier of (a) 5:00 p.m. Eastern Time thirty months following the date of this prospectus, or (b) upon (i) consummation of a registered public offering of common stock (i) at an equity value of not less than $0.65 per share yielding net proceeds to us of not less than one million dollars and (ii) following which the common stock is listed on a U.S. national exchange; or (ii) merger of our company into a third party or (iii) acquisition of all or substantially all of our assets.

        In connection with the Private Placement, we issued to the placement agents, advisors and consultants an aggregate of 1,500,000 shares of common stock and warrants to purchase up to 597,220 shares of common stock exercisable at $0.30 per share. The warrants issued to the placement agents, advisors and consultants have the same exercise period as the warrants issued to the investors in the Private Placement.

Item 27.	Exhibits

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation
3.2	By-laws
5	Legal Opinion of Carter Ledyard and Milburn LLP*
10.1	2007 Share Option Plan
10.2	Bridge Loan Agreement dated January 26, 2007
10.3	Amendment to Bridge Loan dated February 1, 2007
10.4	Form of promissory Note
10.5	Loan Agreement with DataSafe Group Ltd. dated December 31, 2006
10.6	Form of Loan Agreement with Israel Discount Bank Ltd. dated December 20, 2006
10.7	Private Placement Memorandum dated May 10, 2007
10.8	Amendment No. 1 to the Private Placement Memorandum dated August 9, 2007
10.9	Amendment No. 2 to the Private Placement Memorandum dated September 18, 2007
10.10	Form of Subscription Agreement
10.11	Amendment No. 1 to the Form of Subscription Agreement
10.12	Amendment No. 2 to the Form of Subscription Agreement
10.13	Amendment No. 3 to the Form of Subscription Agreement
10.14	Form of Registration Rights Agreement
10.15	Amendment No. 1 to the Form of Registration Rights Agreement
10.16	Amendment No. 2 to the Form of Registration Rights Agreement
10.17	Escrow Agreement dated June 2, 2007
10.18	Form of Amendment No. 1 to the Escrow Agreement dated November 13, 2007
10.19	Form of Warrant
10.20	Independent Software Vendor Agreement with Microsoft dated January 1, 2006
10.21	Employment Agreement with Nimrod Zahavi *
10.22	Form of Indemnification Agreement
10.23	Agreement with Future I.T. Ltd. , Mr. Omer Nirhod and Shamad Orlan Ltd.
21	Subsidiaries of the Small Business Issuer
23.1	Consent of Brightman Almagor & Co. independent registered public accounting firm a member of Deloitte Touche Tomatsu
23.2	Consent of Carter Ledyard and Milburn LLP (included in Exhibit 5)*
24	Power of Attorney (included in the signature page to the Registration Statement).

* To be filed by amendment.

Item 28.	Undertakings.

The small business issuer will:

(1) File, during any period in which it offers or sales securities, a post-effective amendment to this registration statement to:

        (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

        (iii) Include any additional or changed material information to the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at then end of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

        In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in Tel Aviv, Israel, on December 19, 2007.

FUTUREIT, INC. By: /s/ Nimrod Zahavi —————————————— Nimrod Zahavi Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each director and officer of FutureIT, Inc. whose signature appears below hereby appoints Shmuel Bachar and Omer Nirhod, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities on December 19, 2007:

Name	Title

/s/ Shmuel Bachar —————————————— Shmuel Bachar	Chairman of the Board of Directors

/s/ Omer Nirhod —————————————— Omer Nirhod	President and Director

/s/ Nimrod Zahavi —————————————— Nimrod Zahavi	Chief Executive Officer

/s/ Moti Awadish —————————————— Moti Awadish	Chief Financial and Accounting Officer

/s/ Nicholas, The Viscount Bearsted —————————————— Nicholas, The Viscount Bearsted	Director

/s/ Michael Avnimelech —————————————— Michael Avnimelech	Director

/s/ Ofer Gur-Arie —————————————— Ofer Gur-Arie	Director

By: /s/ Puglisi & Associates —————————————— Puglisi & Associates 850 Library Avenue, Suite 204 P.O. Box 885 Newark, Delaware 19715 Tel. (302) 738-6680	Authorized Representative in the United States